REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Harmony Gold Mining Company Limited

Opinion on the Financial Statements

We have audited the accompanying group balance sheet of Harmony Gold Mining Company Limited (the Company) as of 30 June 2024, the related group income statement, group statement of comprehensive income, group statement of changes in shareholders’ equity and the group cash flow statement, for the year ended 30 June 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2024, and the results of its operations and its cash flows for the year ended 30 June 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 31 October 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for environmental rehabilitation
Description of the Matter
As more fully described in note 24 to the consolidated financial statements, the Company recognises a provision for environmental rehabilitation obligations, comprising pollution control, rehabilitation and mine closure for the Company’s mines, related surface infrastructure and tailings dams. Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the consolidated financial statements. The provision amounted to R5 155 million at 30 June 2024.

Auditing the Company’s provision for environmental rehabilitation was complex and involved significant judgment in estimating the extent of current environmental damage, the timing and amount of future rehabilitation costs, and the assumptions related to inflation and discount rates. These estimates and assumptions are inherently subjective, subject to change and required the involvement of specialists on our team.

How We Addressed the Matter in Our Audit
We evaluated the design and tested the operating effectiveness of controls relating to the Company’s process of determining the provision for environmental rehabilitation. This included controls related to the determination of the timing and amount of the future rehabilitation costs, as well as controls over the determination of the inflation and discount rate assumptions.

Together with our environmental specialists, among other procedures, we evaluated the environmental rehabilitation provision with regards to applicable regulatory and legislative requirements and evaluated the methodology used by management to estimate the provision against industry practice. In addition, we assessed the reasonableness of the future rehabilitation cost estimates against the closure and rehabilitation plans, industry practice and, as it relates to costs, we compared management’s estimated cost rates to cost rates we have observed in the market.

With the support of our valuation specialists, we assessed management’s inflation and discount rate assumptions used in their rehabilitation models, by comparing them to available market information.

Impairment of the Target North undeveloped property
Description of the Matter
As described in Note 2.5 to the consolidated financial statements, the Company conducts an impairment test whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount.

As described in Note 5 and subsequent to 30 June 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for the Target North undeveloped property. These preliminary results indicated a decrease of the mineral resource estimation of Target North, constituting an indicator of impairment, which required the Company to perform an impairment test for Target North.

Management used a resource multiple valuation technique to value Target North, resulting in a gross impairment loss of R2 793 million for the year ended 30 June 2024.

Auditing the assessment of the recoverable amount for Target North was complex and highly judgemental, due to the significant estimation uncertainty over the extent of the mineral resource, as well as the gold resource multiple, used to determine the recoverable amount of the Target North undeveloped property.

How We Addressed the Matter in Our Audit
We evaluated the design and tested the operating effectiveness of controls over the Company’s preparation and review of the Target North impairment calculation, as well as controls related to the mineral resource estimation process and the determination of the gold resource multiple for Target North.

To test the impairment calculation for Target North, among other procedures, and with assistance from our mining specialists, we assessed the resource estimation methodology and calculation against industry-standards and principles.

Together with our valuation specialists, we assessed management’s gold resource multiple used in the impairment calculation, by comparing it to available market information for acquisitions of similar gold resources.

/s/ Ernst & Young Inc.

We have served as the Company’s auditor since 2023.

Johannesburg, Republic of South Africa
31 October 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Harmony Gold Mining Company Limited

Opinion on Internal Control over Financial Reporting

We have audited Harmony Gold Mining Company Limited’s (the Company) internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated 31 October 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Inc.
Johannesburg, Republic of South Africa
31 October 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

Opinion on the Financial Statements

We have audited the group balance sheets of Harmony Gold Mining Company Limited and its subsidiaries (the “Company”) as of 30 June 2023, and the related group income statements, statements of comprehensive income, statements of changes in shareholders’ equity, and cash flow statements for each of the two years in the period ended 30 June 2023, including the related notes as of and for each of the two years in the period ended 30 June 2023 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2023, and the results of its operations and its cash flows for each of the two years in the period ended 30 June 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
31 October 2023

We served as the Company's auditor from 1950 to 2023.

GROUP INCOME STATEMENT
For the year ended 30 June 2024

		SA Rand
Figures in million	Notes	2024	2023	2022
Revenue	4	61 379	49 275	42 645
Cost of sales	5	(47 233)	(39 535)	(41 927)
Production costs		(38 923)	(34 866)	(33 099)
Amortisation and depreciation		(4 642)	(3 454)	(3 683)
Impairment of assets		(2 793)	—	(4 433)
Other items		(875)	(1 215)	(712)

Gross profit		14 146	9 740	718
Corporate, administration and other expenditure	6	(1 294)	(1 044)	(984)
Exploration expenditure		(1 047)	(506)	(214)
Gains/(losses) on derivatives	17	453	(194)	53
Foreign exchange translation gain/(loss)	7	97	(634)	(327)
Other operating expenses	8	(679)	(268)	(1)
Operating profit/(loss)		11 676	7 094	(755)
Acquisition-related costs	13	—	(214)	—
Share of profits from associate	19	81	57	63
Investment income	9	809	663	352
Finance costs	10	(796)	(994)	(718)
Profit/(loss) before taxation		11 770	6 606	(1 058)
Taxation	11	(3 082)	(1 723)	46
Net profit/(loss) for the year		8 688	4 883	(1 012)
Attributable to:
Non-controlling interest		101	63	40
Owners of the parent		8 587	4 820	(1 052)
Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	12	1 386	780	(172)
Diluted earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	12	1 364	777	(172)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 30 June 2024

		SA Rand
Figures in million	Notes	2024	2023	2022
Net profit/(loss) for the year		8 688	4 883	(1 012)
Other comprehensive income for the year, net of income tax		(1 420)	(80)	202
Items that may be reclassified subsequently to profit or loss	23	(1 442)	(110)	171
Foreign exchange translation gain/(loss)		(943)	1 123	742
Remeasurement of gold hedging contracts		(499)	(1 233)	(571)
Items that will not be reclassified to profit or loss	23	22	30	31

Total comprehensive income for the year		7 268	4 803	(810)
Attributable to:
Non-controlling interest		101	63	40
Owners of the parent		7 167	4 740	(850)

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEET
As at 30 June 2024

		SA Rand
Figures in million	Notes	At 30 June 2024	At 30 June 2023
Assets
Non-current assets
Property, plant and equipment	14	41 348	41 507
Intangible assets		19	33
Restricted cash and investments	15	6 494	6 121
Investments in associates	19	165	111
Deferred tax assets	11	140	189
Other non-current assets	16	344	332
Derivative financial assets	17	453	269
Total non-current assets		48 963	48 562
Current assets
Inventories	21	3 603	3 265
Restricted cash and investments	15	39	41
Trade and other receivables	18	2 604	2 395
Derivative financial assets	17	558	110
Cash and cash equivalents	32	4 693	2 867
Total current assets		11 497	8 678
Total assets		60 460	57 240
Equity and liabilities
Share capital and reserves
Attributable to equity holders of the parent company		40 774	34 757
Share capital and premium	22	32 934	32 934
Other reserves	23	5 602	6 778
Retained earnings/(accumulated loss)		2 238	(4 955)
Non-controlling interest		175	123
Total equity		40 949	34 880
Non-current liabilities
Deferred tax liabilities	11	2 951	2 294
Provision for environmental rehabilitation	24	5 155	5 473
Other provisions	25	526	633
Borrowings	30	1 785	5 592
Contingent consideration liability	27	850	589
Other non-current liabilities	28	276	337
Derivative financial liabilities	17	609	470
Streaming contract liability	29	—	105
Total non-current liabilities		12 152	15 493
Current liabilities
Other provisions	25	19	180
Borrowings	30	9	103
Trade and other payables	31	5 629	5 238
Contingent consideration liability	27	115	—
Derivative financial liabilities	17	1 502	1 061
Streaming contract liability	29	85	285
Total current liabilities		7 359	6 867
Total equity and liabilities		60 460	57 240

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended 30 June 2024

	Number of ordinary shares issued	Share capital and premium	Retained earnings/(Accumulated loss)	Other reserves	Non-controlling interest	Total
Notes	22	22		23

Figures in million (SA Rand)
Balance – 30 June 2021	616 052 197	32 934	(8 173)	6 399	54	31 214
Issue of shares
– Exercise of employee share options	473 505	—	—	—	—	—
Share-based payments	—	—	—	143	—	143
Net profit/(loss) for the year	—	—	(1 052)	—	40	(1 012)
Other comprehensive income for the year	—	—	—	202	—	202
Dividends paid	—	—	(414)	—	(16)	(430)
Balance – 30 June 2022	616 525 702	32 934	(9 639)	6 744	78	30 117
Issue of shares
– Exercise of employee share options	1 546 270	—	—	—	—	—
Share-based payments	—	—	—	114	—	114
Net profit for the year	—	—	4 820	—	63	4 883
Other comprehensive income for the year	—	—	—	(80)	—	(80)
Dividends paid	—	—	(136)	—	(18)	(154)
Balance – 30 June 2023	618 071 972	32 934	(4 955)	6 778	123	34 880
Issue of shares
– Exercise of employee share options	1 910 916	—	—	—	—	—
– Harmony ESOP Trust	12 651 525	—	—	—	—	—
Share-based payments	—	—	—	244	—	244
Partial purchase of non-controlling interest	—	—	—	—	(6)	(6)
Net profit for the year	—	—	8 587	—	101	8 688
Other comprehensive income for the year	—	—	—	(1 420)	—	(1 420)
Dividends paid	—	—	(1 394)	—	(43)	(1 437)
Balance – 30 June 2024	632 634 413	32 934	2 238	5 602	175	40 949

The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENT
For the year ended 30 June 2024

		SA Rand
Figures in million	Notes	2024	2023	2022
Cash flow from operating activities
Cash generated by operations	32	18 175	10 589	7 378
Dividends received		27	75	74
Interest received		343	165	87
Interest paid		(507)	(363)	(319)
Income and mining taxes paid		(2 388)	(518)	(296)
Cash generated by operating activities		15 650	9 948	6 924
Cash flow from investing activities
Increase in restricted cash and investments		(21)	(138)	(128)
Amounts refunded from restricted cash and investments		120	58	53
Acquisition of Eva Copper	13	—	(2 996)	—
Payment of Mponeng contingent consideration liability	27	(108)	—	—
ARM BBEE Trust loan repayment	16	42	74	65
Proceeds from disposal of property, plant and equipment		4	46	24
Additions to property, plant and equipment	32	(8 398)	(7 640)	(6 214)
Cash utilised by investing activities		(8 361)	(10 596)	(6 200)
Cash flow from financing activities
Borrowings raised	30	300	3 619	3 057
Borrowings repaid	30	(4 047)	(2 071)	(3 601)
Partial repurchase of non-controlling interest		(5)	—	—
Dividend paid	12	(1 437)	(154)	(430)
Lease payments	26	(246)	(200)	(177)
Cash generated/(utilised) by financing activities		(5 435)	1 194	(1 151)
Foreign currency translation adjustments		(28)	(127)	56
Net increase/(decrease) in cash and cash equivalents		1 826	419	(371)
Cash and cash equivalents – beginning of year		2 867	2 448	2 819
Cash and cash equivalents – end of year	32	4 693	2 867	2 448

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS
For the year ended 30 June 2024
1    General information
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG). Uranium and silver are produced as by-products.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 25 October 2024.

2    Accounting policies
Basis of preparation
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, except for the changes as described under "Recent accounting developments" below.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations (collectively IFRS).

The consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

Recent accounting developments
New standards, amendments to standards and interpretations to existing standards adopted by the group
During the financial year, the following new standards, amendments to standards and interpretations to existing standards were adopted by the group. No other standards and amendments to standards that became effective during the 2024 year were relevant to the consolidated financial statements.

IAS 1 Presentation of Financial Statements (Amendment)
The IASB amended paragraphs 117 – 122 of IAS 1 to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective from annual reporting periods beginning on or after 1 January 2023. The amendments did not have a material impact on the group.

IAS 8 Accounting policies, Changes in Accounting Estimates and Errors (Amendment)
The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments did not have a material impact on the group.

IAS 12 Income taxes (Amendment)
The IASB issued Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendment to IAS 12) to narrow the scope of IAS 12 recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The amendments did not have a material impact on the group.

IAS 12 Income taxes (Amendment)
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12 Income Taxes. The amendments introduced a temporary exception to the requirements to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendment also introduced targeted disclosure requirements for affected entities. The amendments are effective for annual reporting periods beginning on or after 1 January 2023.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
2    Accounting policies continued
Recent accounting developments continued
New standards, amendments to standards and interpretations to existing standards adopted by the group continued
IAS 12 Income taxes (Amendment) continued
The Harmony group is within the scope of the the Pillar Two model rules established by the Organisation for Economic Co-operation and Development (OECD). Over 140 countries have agreed to enact local legislation in their respective jurisdictions to implement the OECD’s Pillar two model rules. Harmony is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. Harmony has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Harmony operates in the South African, Australian and Papua New Guinea tax jurisdictions. Draft legislation addressing Pillar Two income tax laws has been published by the respective governments of South Africa and Australia for an expected implementation date for years of assessment beginning on or after 1 January 2024. No announcements regarding Pillar Two income tax laws have been made by the Papua New Guinea government. Harmony is expected to be subject to Pillar Two income tax laws in the South African and Australian jurisdictions for the 2025 financial year and onwards, based on the current implementation dates of the respective legislations. Based on current estimates performed by making use of the 2023 audited consolidated financial statements and supporting information, it is assessed that none of Harmony’s profits would be at risk of being subject to Pillar Two income taxes.

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

IAS 1 Presentation of Financial Statements (Amendment)
The IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The amendments are effective from annual reporting periods beginning on or after 1 January 2024. The amendments are not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements (Amendment)
The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments also responded to stakeholders’ concerns about the classification of such a liability as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 January 2024. The amendments are not expected to have a material impact on the group.

IFRS 7 Financial Instruments : Disclosures & IFRS 9 Financial Instruments (Amendment)
The IASB issued Amendments to the Classification and Measurement of Financial Instruments in response to feedback received as part of the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2026. The amendments are not expected to have a material impact on the group.

IFRS 18 Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, with the aim to improve the quality of financial reporting by:
•requiring defined subtotals in the statement of profit or loss
•requiring disclosure about management-defined performance measures and
•adding new principles for aggregation and disaggregation of information.

The IASB expects these improvements will enable investors to make more informed decisions leading to better allocations of capital that will contribute to long-term financial stability. This standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027. Harmony is still assessing the impact of this new accounting standard.

Measurement basis
The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income – refer to note 37.

Group accounting policies
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
2    Accounting policies continued
Group accounting policies continued
2.1    Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 Consolidated Financial Statements. The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee. The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.
Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
2    Accounting policies continued
Group accounting policies continued
2.1    Consolidation continued
(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2    Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African Rand, which is the group’s presentation currency.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “PGK” or “Kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. This includes the gains and losses on the translation of the US$-denominated facilities.

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates
•Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction)
•All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3    Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the Rand and US$ gold forward sales contracts is recognised in profit or loss within revenue.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
2    Accounting policies continued
Group accounting policies continued
2.3    Derivatives and hedging activities continued
(i) Cash flow hedge continued
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4    Exploration expenditure
The group expenses all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met. At this point the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected. A “feasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5    Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 14 for detail.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
2    Accounting policies continued
Group accounting policies continued
2.5    Impairment of non-financial assets continued
The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Except for other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. Areas of exploration potential are grouped on an area of activity basis.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6    Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

3    Critical accounting estimates and judgements
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Key accounting estimates and assumptions applied:
•Estimate of taxation – note 11
•Recognition of deferred tax asset – note 11 and 13
•Valuation of cash generating units acquired – note 13
•Fair value of identifiable net assets acquired – note 13
•Estimate of deferred tax rates on acquisition date –     note 13
•Gold mineral reserves and resources – note 14
•Production start date – note 14
•Stripping activities – note 14
•Impairment of assets – note 14
•Depreciation of property, plant and equipment – note 14
•Exploration and evaluation assets – note 14
•Provision for stock obsolescence – note 21
•Estimate of exposure and liabilities with regard to rehabilitation costs – note 24
•Estimate of provision for silicosis settlement – note 25
•Leases – note 26
•Valuation of contingent consideration liability – note 27
•Streaming contract liability – note 29
•Assessment of contingencies – note 36
•Valuation of derivative financial instruments – note 37.

Other accounting estimates and assumptions applied:
•Valuation of interest in associate – note 19
•Estimate of employee benefit liabilities – note 25
•Fair value of share-based payments – note 34.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
4    Revenue

Accounting policy
(a) Commodities
Revenue from metal sales include the sale of gold, silver and uranium. Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. Transfer of control is generally determined to be when the risk and title to the metals passes to the customer. Revenue is measured based on the consideration specified in the contract with the customer and is driven by the quoted market prices of the metals.

(b) Toll treatment
The group has entered into agreements with various third parties to treat gold-bearing material at certain of the group's metallurgical plants in South Africa. The determination of the consideration receivable is set out in each individual contract, based on the third parties' specific circumstances. Revenue from toll treatment services is recognised as the group satisfies its single performance obligation under its contract with the third parties, which is the recovery of the gold through the treatment process and the facilitation of the ultimate sale of recovered gold. This is satisfied over time. The gold-bearing material, and thereafter recovered gold, remains at all times under control of the third parties until the ultimate sale of the recovered gold. Harmony therefore acts as agent in treating the gold-bearing material. Settlement is done in the month following the sale of gold (see below).

Subsequent to treatment, the group delivers the recovered gold on behalf of the third parties to Rand Refinery for further refining, whereafter it is sold. The group acts as an agent in the sales process, receiving payment on behalf of the third parties before transferring the amounts owed to them.

(c) Hedging
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA Rand
Figures in million	2024	2023	2022
Commodities
Gold (a)	59 212	47 366	40 774
Silver (b)	1 667	1 021	663
Uranium (c)	866	304	240
	61 745	48 691	41 677
Toll treatment services (d)	576	430	—
Revenue from contracts with customers	62 321	49 121	41 677
Consideration from streaming contract (e)	323	338	471
Hedging gain/(loss) (f)	(1 265)	(184)	497
Total revenue[1]	61 379	49 275	42 645
1    A geographical analysis of revenue is provided in the segment report. Refer to note 39 for further information.

Revenue from contracts with customers
The points of transfer of control are as follows:

Gold: South Africa (excluding streaming contract)	Gold is delivered and a certificate of sale is issued.
Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
Uranium	Confirmation of transfer is issued.
Toll treatment services	As the gold-bearing material is treated and processed over time.
Streaming contract	Gold is delivered and credited into the Franco-Nevada designated gold account.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
4    Revenue continued
(a)    The increase in gold revenue during the 2024 financial year is due to the average dollar gold price increasing by 10.6%, from US$1 808/oz in the 2023 year to US$1 999/oz in 2024. Further to this there was a 5.5% increase in gold sold from 45 690kg to 48 222kg. The weakening of the Rand/US$ exchange rate from an average of R17.76/US$ to R18.70/US$ resulted in a 5.3% increase in revenue.

The increase in gold revenue during the 2023 financial year is mainly due to the weakening of the Rand/US$ exchange rate from an average of R15.21/US$ to R17.76/US$. The average gold spot price increased by 17%, from R883 453/kg in 2022 to R1 036 682/kg in 2023. The increase in revenue was partially offset by the closure of Bambanani in June 2022, which contributed revenue of R1 286 million in 2022.

(b)    Silver is mainly derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2024 financial year is mainly due to an increase in production of 39% to 114 240kg from 82 093kg in 2023. In addition, the average dollar silver price increased by 12.9% from US$21.89/oz in 2023 to US$24.72/oz.

The increase in silver revenue in the 2023 financial year is due to an increase in production of 38% to 82 093kg from 59 489kg in 2022. This was due to a general improvement in the operating environment at Hidden Valley. The average silver price increased by 10.7% to R12 505/kg in 2023.

(c)    Uranium is derived from the Moab Khotsong operation. The increase is driven by kilograms produced and the average uranium price. Uranium produced increased by 12.7% to 267 667kg from 237 438kg in 2023, together with an increase in the average uranium price of 59.2% to R3 121/kg from R1 960/kg.

Uranium produced increased by 41.6% to 237 438kg from 167 696kg in 2022 and the average uranium price increased by 29.5% to R1 960/kg in 2023.

(d)    The fees for services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations. Production from third parties increased from 2 392kg in 2023 to 2 840kg in 2024 resulting in an increase in toll treatment services income of R116 million while management fees increased by R30 million.

(e)    The streaming arrangement results in the non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 29 for further information.

(f)    The realised effective portion of the hedge-accounted gold derivatives was impacted by the average gold market spot price of R1 249 344/kg (2023: R1 045 527/kg) during the 2024 financial year compared to the average forward price of matured contracts of R1 134 735/kg (2023: R1 028 764/kg). Refer to note 17 for further information.

5    Cost of sales

	SA Rand
Figures in million	2024	2023	2022
Production costs (a)	38 923	34 866	33 099
Amortisation and depreciation of mining assets (b)	4 546	3 355	3 622
Amortisation and depreciation of assets other than mining assets	96	99	61
Rehabilitation expenditure (c)	3	32	136
Care and maintenance costs of restructured shafts	246	227	273
Employment termination and restructuring costs (d)	86	597	218
Share-based payments (e)	171	51	143
Impairment of assets (f)	2 793	—	4 433
Toll treatment costs (g)	420	323	—
Other	(51)	(15)	(58)
Total cost of sales	47 233	39 535	41 927

(a)    Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs increased by R4 057 million (12% year on year) during the 2024 year. These costs increased mainly due to inflationary pressures on costs including labour, contractors and electricity. Labour costs were also impacted by bonuses related to higher production. The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied. A decrease in the stripping activities of Hidden Valley’s stage 7 also impacted the total, resulting in a lower credit to production costs.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
5    Cost of sales continued
(a)    Production costs continued
The overall increase in production costs was offset by a change in inventory as a result of higher gold stock volume in the South African operations, together with a higher cost per kilogram attributable to the gold stock at Hidden Valley.

Production costs increased by R1 767 million (5% year on year) during 2023. These costs increased mainly due to inflationary pressures on costs including labour, electricity and consumables costs. The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied. The increase in production costs was offset by the closure of Bambanani at the end of June 2022 as well as an increase of R408 million in the capitalised stripping credit at Hidden Valley.

Production costs, analysed by nature, consist of the following:

	SA Rand
Figures in million	2024	2023	2022
Labour costs, including contractors	21 333	19 760	19 350
Consumables	10 101	9 982	8 581
Water and electricity	7 633	6 342	6 009
Insurance	293	551	230
Transportation	517	281	185
Change in inventory	(487)	(11)	21
Capitalisation of mine development costs	(2 315)	(2 349)	(2 576)
Stripping activities	(892)	(1 514)	(1 096)
Royalty expense - regulatory	1 277	652	360
Other	1 463	1 172	2 035
Total production costs	38 923	34 866	33 099

(b)    The increased depreciation for the 2024 year was mainly due to higher production at the Hidden Valley and Kalgold operations, primarily for stripping activities, with an increase of R535 million year on year. A further increase relates to assets brought into use during the year, in addition to the impact of the increased production and the year-on-year change in the reserve tonnes which is used to calculate depreciation based on the units-of-production method.

The decrease for the 2023 year is predominantly due to impairment of assets recognised in the 2022 year which reduced the carrying value of mining assets of certain operations (refer to (f) below), resulting in lower depreciation for the 2023 year. Additionally, the closure of Bambanani in June 2022 resulted in no depreciation in 2023 compared to R84 million in 2022.

(c)    For the assumptions used to calculate the rehabilitation costs, refer to note 24. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2024, R92 million (2023: R90 million) (2022: R65 million) was spent on rehabilitation in South Africa. Refer to note 24.

(d)    Employment termination and restructuring cost decreased in 2024 as a result of fewer employees taking up voluntary severance packages compared to the 2023 year. The higher costs in 2023 were attributable to the voluntary severance packages that were taken up following the disaggregation of the Tshepong Operations into Tshepong North and Tshepong South and the closure of Bambanani in June 2022.

(e)    Refer to note 34 for details on the share-based payment schemes implemented by the group.

(f)    Management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the current financial year.

The Target 1 and Doornkop CGUs experienced operational issues during the year ended 30 June 2024. Additionally, there were significant adverse changes to Doornkop's life-of-mine (LOM) plan. These operational issues and the changes in the LOM plan of Doornkop were considered to be indicators of potential impairment and therefore an impairment assessment was performed for the Target 1 and Doornkop CGUs.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
5    Cost of sales continued
(f)    Impairment of assets continued
Subsequent to 30 June 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces indicated by the preliminary results constitutes an indication of impairment. Even though the information was received after the reporting date, it has been assessed to be an adjusting event in terms of IAS 10, Events after the Reporting Date, as it provides more reliable information of circumstances that already existed as at 30 June 2024. Therefore an impairment assessment was also performed for Target North.

For the 2023 financial year, impairment assessments were performed for the Target 1, Kalgold and Kusasalethu CGUs as a result of the operational issues experienced. As a result of the group net asset value exceeding Harmony's market capitalisation as at 30 June 2022, impairment assessments were performed for all CGUs as at 30 June 2022.

The recoverable amounts for the CGUs tested were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3 of the fair value hierarchy.

Where CGUs had previously been impaired, management considered indicators of whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2024. There also was no reversal of impairment for the 2023 or 2022 financial years.

Refer to note 14 for further information.

The impairment of assets consists of the following:

	SA Rand
Figures in million	2024	2023	2022
Tshepong North	—	—	2 296
Tshepong South	—	—	1 326
Moab Khotsong	—	—	522
Kusasalethu	—	—	145
Bambanani	—	—	144
Target North	2 793	—	—
Total impairment of assets	2 793	—	4 433

The Tshepong Operations were disaggregated into two separate CGUs being the Tshepong North CGU and the Tshepong South CGU, for impairment testing at 30 June 2022. The operations were right-sized to ensure smaller albeit more profitable mines.

The recoverable amount of the CGU where the impairment was recognised as at 30 June 2024 is as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Target North
Target North is a greenfields exploration project. The impairment was as a result of information received during August 2024 by management relating to the preliminary results of the exploration drilling programme conducted. These preliminary results indicated a decrease in the mineral resource estimation. The mineral resource estimate used to determine the recoverable amount of Target North changed from the previous estimate of 56.4 million resource ounces, consisting of 22 million indicated resources and 34.4 million inferred resources, to the current mineral resource estimate of 13.8 million ounces of inferred resources. The gold resource multiple price in US dollar terms was unchanged from previous assessments. Any reasonable possible changes to the unobservable inputs of the mineral resource estimate for Target North would have resulted in immaterial changes.
	—	888	888

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
5    Cost of sales continued
(f)    Impairment of assets continued
The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2022 are as follows:

	SA Rand
	Recoverable amount
Figures in million	Life-of-mine plan	Resource base	Total
Tshepong South
For Tshepong South, the individual life-of-mine plan included additional capital to address flexibility constraints at the operation. Costs also increased significantly as a result of inflationary pressures. These changes along with a higher post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations), negatively affected the discounted cash flows used to determine the recoverable amount of the operation.	1 645	—	1 645
Tshepong North
The impairment of Tshepong North was as a result of increased cost of both production and capital expenditure and an increased post-tax discount rate of 11.67% (2021: 10.11% for Tshepong Operations). The recoverable amount was also affected by the reclassification of production for the sub-75 level from reserves in the life-of-mine plan to the resource base, which is subject to a higher discount rate of 13.75% (2021: 12.02%).	1 088	850	1 938
Moab Khotsong
The updated life-of-mine plan included an increase in working and capital costs as a result of inflationary pressures. The updated life-of-mine plan also includes additional capital expenditure which relates to the Zaaiplaats project after finalisation of its detailed design plan during the 2022 financial year. This impacted the discounted cash flows used to determine the recoverable amount of the operation. The recoverable amount was further impacted by an increased post-tax discount rate of 10.44% (2021: 9.35%).	3 748	—	3 748
Kusasalethu
A decrease in tonnes combined with a decrease in grade over the remainder of the life-of-mine of the operation led to a decrease in gold production. The reduction is due to an updated plan to mitigate safety risks that exist at the operation.	806	—	806
Bambanani
The life-of mine plan of the operation was revised in the period ended 31 December 2021, bringing the closure of the operation forward from June 2024 to June 2022. This was as a result of the increased seismicity and related risk increasing as pillars were mined out. At 31 December 2021, the post-tax recoverable amount was derived from expected cash flows as per the life-of-mine plans and amounted to R36 million. The recoverable amount is now Rnil, as the operation was closed down during June 2022. The assumptions used in the December impairment assessment included a gold price of US$1 782/oz, an exchange rate of R15.36/US$1, a final gold price of R880 000/kg and a post-tax real discount rate of 12.59%. This resulted in a post-tax recoverable amount of R36 million at 31 December 2021.
	—	—	—

(g)    Relates to costs associated with services rendered for the treatment of third-party gold-bearing material. Refer to note 4 for further detail.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
6    Corporate, administration and other expenditure

	SA Rand
Figures in million	2024	2023	2022
Professional and legal fees	92	87	61
Compliance and assurance costs	75	63	62
Corporate business development	38	20	39
Corporate office expenditure[1]	1 007	847	797
Other corporate and administration expenses	82	27	25
Total corporate, administration and other expenditure	1 294	1 044	984
1 The increase year on year is mainly due to annual inflationary increases and higher annual incentives.

7    Foreign exchange translation gain/(loss)

	SA Rand
Figures in million	2024	2023	2022
Borrowings (a)	83	(820)	(411)
Other items (b)	14	186	84
Total foreign exchange translation gain/(loss)	97	(634)	(327)

(a)The gain in 2024 was predominantly caused by favourable translations on US dollar loan balances. The favourable translations on US dollar loans are attributable to the Rand strengthening against the US dollar, evidenced by a closing exchange rate of R18.19/US$1 (2023: R18.83/US$1) (2022:R16.27 /US$1).

The losses in 2023 and 2022 were predominantly caused by unfavourable translations on US dollar loan balances. The unfavourable translations on US dollar loans are attributable to the Rand weakening against the US dollar. Also contributing to the loss for 2023 was the draw down of US$170 million (R2 919 million) during the year for the acquisition of the Eva Copper Project and other assets. Refer to note 30 and 13 respectively for details.

(b)This relates mainly to the translation of metal trade receivables and cash denominated in a foreign currency to the functional currencies of the operating entities.

8    Other operating expenses

	SA Rand
Figures in million	2024	2023	2022
Social investment expenditure	185	208	145
Loss on scrapping of property, plant and equipment (a)	97	182	7
Silicosis settlement provision (b)	(174)	(183)	23
Loss allowance	35	4	22
Remeasurement of contingent consideration (c)	484	64	(61)
Income from third-party toll treatment fee (d)	—	—	(25)
Other (income)/expense – net (e)	52	(7)	(110)
Total other operating expenses	679	268	1

(a)    These losses arise from the derecognition of property, plant and equipment that is no longer in use. No future economic benefits are expected from the use or disposal of these assets. Refer to note 14 for further detail on the accounting policy as well as the amounts per asset category.

(b)    Refer to note 25 for details on the movement in the silicosis settlement provision.

(c)    Refer to note 27 for details on the remeasurement of the contingent consideration.

(d)    The amount relates to fees received from a third party for the treatment of ore at the Doornkop plant. As of 2023, the income has been disclosed as revenue.

(e)    The 2024 year mainly comprises of pumping costs of R32 million and profit on the sale of property, plant and equipment of R13 million. There were no such transactions in the 2023 year. The 2022 year mainly comprises of insurance claim proceeds of R83 million and profit on the sale of property, plant and equipment of R24 million.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
9    Investment income

Accounting policy
Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA Rand
Figures in million	2024	2023	2022
Interest income from financial assets at amortised cost (a)	690	425	276
Dividend income	15	19	24
Net gain on financial instruments (b)	104	219	52
Total investment income	809	663	352

(a)    Interest income increased during 2024 mainly due to highly favourable balances of restricted cash and investments as well as cash on hand and call, as well as higher interest rates on these balances.

(b)    The net gain primarily relates to the environmental trust funds (refer to note 15) and the ARM BBEE Trust loan (refer to note 16). In 2024, fair value gains on the equity-linked deposits that form part of restricted investments decreased by R89 million mainly due to the performance of the JSE Top 40 index to which they are linked.

10    Finance costs

	SA Rand
Figures in million	2024	2023	2022
Financial liabilities
Borrowings (a)	426	467	238
Other creditors and liabilities	35	29	22
Total finance costs from financial liabilities	461	496	260
Non-financial liabilities
Time value of money for other provisions	68	97	79
Streaming arrangements	18	41	67
Time value of money and inflation component of rehabilitation costs	486	483	377
Total finance costs from non-financial liabilities	572	621	523
Total finance costs before interest capitalised	1 033	1 117	783
Interest capitalised (b)	(237)	(123)	(65)
Total finance costs	796	994	718

(a)The decrease in finance costs on borrowings in 2024 is as a result of repayments of borrowings during the 2024 financial year, which resulted in lower balances. The increase in 2023 was due to the US$ drawdowns made and higher interest rates. Refer to note 30 for further detail.

(b)The capitalisation rate used to determine capitalised borrowing costs is:

	Percent (%)
	2024	2023	2022
Capitalisation rate	8.2	9.2	6.8
The capitalisation rate for 2024 and 2023 includes the impact of the foreign exchange loss for the year where the Rand equivalent rate is used.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation

Accounting policy
Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity, in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Critical accounting estimates and judgements
The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 14, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

Management has to exercise judgement with regard to deferred tax assets. The recoverability of deferred tax assets is assessed with reference to the current estimate of future profitability of the relevant legal entity’s operations. Where it is not probable that future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation continued
The taxation (expense)/credit for the year is as follows:

	SA Rand
Figures in million	2024	2023	2022
SA taxation
Mining tax (a)	(2 309)	(631)	(182)
– current year	(2 313)	(633)	(194)
– prior year	4	2	12
Non-mining tax (b)	(107)	(12)	(125)
– current year	(107)	(6)	(121)
– prior year	—	(6)	(4)
Deferred tax (c)	(666)	(1 080)	353
– current year	(666)	(1 080)	353

Total taxation (expense)/credit	(3 082)	(1 723)	46

(a)    Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation, while the remainder is taxable at a higher rate (up to a maximum of 33%) than non-mining income (27%) as a result of applying the gold mining formula. Mining and non-mining income of Australian and PNG entities are taxed at a standard rate of 30%.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining taxable income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

The increased mining tax expense is mainly attributable to the increased gold price realised resulting in a significant increase in the profitability of the group's operations.

The following legal entities contributed significantly to the mining tax expense:

	SA Rand
Figures in million	2024	2023	2022
Harmony Gold Mining Company Limited (Harmony Company)	144	—	—
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	1 129	272	—
Freegold (Harmony) (Proprietary) Limited (Freegold)	235	—	—
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	539	263	130

Due to the changes announced in the 2022 budget speech, the mining tax rate changed from 34% in 2022 to 33% in 2023. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect. The mining tax rate remained unchanged for the 2024 year.

(b)    Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 27% for the 2024 financial year. The expense for the 2024 financial year relates mainly to non-mining tax on interest income received in Harmony Company.

The expense for the 2022 financial year relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the commodity forward sale contracts. The decreased non-mining taxes for the 2023 financial year can be attributed to the significantly lower derivative gains from both commodity and foreign currency contracts. Refer to note 17 for details on the group's derivative gains and losses recorded.

Due to the changes announced in the 2022 budget speech, the corporate tax rate applied to non-mining taxable income has been amended to 27% (2022: 28%) in 2023 year. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect. The non-mining tax rate remained unchanged for the 2024 year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation continued
(c)    The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. The higher gold price assumptions used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year for most subsidiaries. Refer to note 14 for assumptions used.

Changes to the deferred income tax rates were significant for the following entities:

	Percent (%)
	2024	2023	2022
Harmony Company	26.4	26.4	25.1
Freegold	12.6	11.4	7.0
Moab	19.0	16.7	14.7
Mponeng	8.1	17.7	12.8
Randfontein Estates Limited (Randfontein)	12.3	10.5	8.7
Kalahari Goldridge Mining Company Limited (Kalgold)	21.5	17.1	18.7
Chemwes Proprietary Limited (Chemwes)	18.1	11.0	12.5

These changes, together with changes in the temporary differences, had the following impacts:
•Increase of temporary differences related to the carrying value of property, plant and equipment resulted in an increase of R510 million in the deferred tax expense (2023: R377 million) (2022: R101 million decrease)
•Unwinding of temporary differences related to the utilisation of unredeemed capital expenditure and assessed loss balances resulted in an increase of R74 million in the deferred tax expense (2023: R169 million increase) (2022: R86 million) and R120 million (2023: R9 million increase) (2022: R8 million decrease) in the deferred tax expense, respectively
•The change in deferred tax rates of Mponeng from 17.7% to 8.1%, applied to balances excluding hedge accounted derivatives, resulted in a decrease in the deferred tax expense and liability to the amount of R379 million (2023: R144 million increase) (2022: R37 million increase)
•The change in deferred tax rates of the remaining legal entities in the group, applied to balances excluding hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R239 million (2023: R444 million increase) (2022: R423 million decrease).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation continued
Income and mining tax rates
Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 33% (2023: 33% and 2022: 34%) were:

	SA Rand
Figures in million	2024	2023	2022
Tax (expense)/credit on net profit/loss at the mining statutory tax rate	(3 884)	(2 180)	360
Non-allowable deductions and non-taxable items	(510)	(314)	(328)
Equity-settled share-based payments	(82)	(32)	(49)
Impairment of goodwill	—	—	(114)
Exploration expenditure	(242)	(25)	(79)
Finance costs	(138)	(145)	(52)
Other	(48)	(112)	(34)
Movement in temporary differences related to property, plant and equipment (a)	(1 596)	(333)	(1 447)
Movements in other temporary differences	699	80	(174)
Difference between effective mining tax rate and statutory mining rate on mining income	650	303	125
Difference between non-mining tax rate and statutory mining rate on non-mining income	23	1	26
Effect on temporary differences due to changes in effective tax rates	87	(588)	386
Prior-year adjustment	—	—	10
Capital allowances (b)	1 183	1 059	973
Deferred tax asset not recognised (c)	266	249	115
Income and mining taxation (expense)/credit	(3 082)	(1 723)	46
Effective income and mining tax rate (%)	26	26	4

(a)    The change in 2024 mainly relates to an increase in the unredeemed capital expenditure balance of Avgold Limited (Avgold) as well as the impairment of Target North. This was offset by an increase in the net carrying value of property, plant and equipment of Chemwes. The change in 2023 was mainly as a result of an increase in the unredeemed capital expenditure balance of Avgold. This partially offset by an increase in the net carrying value of property, plant and equipment of Moab and Chemwes.

(b) This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold which has a 0% effective tax rate.

(c) This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable.

Deferred tax
The analysis of deferred tax assets and liabilities is as follows:

	SA Rand
Figures in million	2024	2023
Deferred tax assets	(1 080)	(1 261)
Deferred tax asset to be recovered after more than 12 months	(844)	(983)
Deferred tax asset to be recovered within 12 months	(236)	(278)
Deferred tax liabilities	3 891	3 366
Deferred tax liability to be recovered after more than 12 months	3 488	2 971
Deferred tax liability to be recovered within 12 months	403	395

Net deferred tax liability	2 811	2 105

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation continued
Deferred tax continued
Deferred tax liabilities and assets on the balance sheet as of 30 June 2024 and 30 June 2023 relate to the following:

	SA Rand
Figures in million	2024	2023
Gross deferred tax liabilities	3 891	3 366
Amortisation and depreciation[1]	3 778	3 266
Derivative financial instruments	61	48
Other	52	52
Gross deferred tax assets	(1 080)	(1 261)
Unredeemed capital expenditure[2]	(2 623)	(3 761)
Provisions, including non-current provisions	(1 227)	(1 220)
Derivative financial instruments	(350)	(272)
Contingent consideration liability	(154)	(63)
Streaming contract liability	(15)	(43)
Other	(3)	(2)
Tax losses[3]	(1 922)	(1 925)
Deferred tax asset not recognised[4]	5 214	6 025

Net deferred tax liability	2 811	2 105
1    The increase in amortisation and depreciation year on year is as a result of the increase in the carrying amount of property, plant and equipment, mainly relating to asset additions, refer to note 14.
2    Unredeemed capital expenditure mainly consists of Hidden Valley R2 374 million (2023: R3 512 million).
3    The majority of the amount relates to Australia tax losses of R1 888 million (2023: R1 816 million).
4    The deferred tax asset not recognised relates to Harmony's PNG operations.

Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	2 105	1 383
Expense per income statement	666	1 080
Tax expense/(credit) directly charged to other comprehensive income[1]	40	(358)
Balance at end of year	2 811	2 105
Deferred tax assets per balance sheet	(140)	(189)
Deferred tax liabilities per balance sheet	2 951	2 294
1 Relates predominantly to hedge-accounted derivative financial instruments. Refer to note 17 and 23.

A deferred tax asset continues to be recognised for Harmony at 30 June 2024. At 30 June 2024, it is considered probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
11    Taxation continued
Deferred tax continued

	SA Rand
Figures in million	2024	2023
As at 30 June, the group had the following potential future tax deductions:
Unredeemed capital expenditure available for utilisation against future mining taxable income (a)	51 988	49 478
Tax losses carried forward utilisable against mining taxable income (b)	9 296	9 620
Capital gains tax (CGT) losses available to be utilised against future CGT gains (d)	570	570
As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	19 140	18 004
The unrecognised temporary differences are:
Unredeemed capital expenditure (c)	51 018	47 968
Tax losses (b)	9 231	8 848
CGT losses (d)	570	570

(a)    Includes Avgold R34 368 million (2023: R30 538 million), Randfontein R12 million (2023: R327 million), Mponeng R135 million (2023: R145 million), Chemwes R635 million (2023: R748 million) and Hidden Valley R16 650 million (2023: R17 430 million). These have an unlimited carry-forward period.

(b)    Relates mainly to Hidden Valley R6 293 million (2023: R6 053 million) and Avgold R2 851 million (2023: R2 772 million). Randfontein had no tax loss balances at the end of the 2024 financial year (2023: R543 million). These have an unlimited carry-forward period.

(c) Relates to Avgold and Hidden Valley.

(d) The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains. These have an unlimited carry-forward period.

Dividend tax (DT)
The withholding tax on dividends remained unchanged at 20%.

12    Earnings/(loss) per share
Basic earnings/(loss) per share
Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2024	2023	2022
Ordinary shares in issue (000)	632 634	618 072	616 526
Adjustment for weighted number of ordinary shares in issue (000) (a)	(7 930)	(428)	(121)
Weighted number of ordinary shares in issue (000)	624 704	617 644	616 405
Adjustment for weighted number of treasury shares (000) (b)	(5 267)	(47)	(3 950)
Basic weighted average number of ordinary shares in issue (000)	619 437	617 597	612 455

	SA Rand
	2024	2023	2022
Total net profit/(loss) attributable to shareholders (million)	8 587	4 820	(1 052)
Total basic earnings/(loss) per share (cents)	1 386	780	(172)

(a)    These are the weighted number of ordinary shares for the years presented. The increase is mainly due to 12 651 525 shares issued on 4 April 2024 as part of the new Harmony ESOP scheme. Refer to note 22 for the actual number of treasury shares that are in issue.

(b)    These are the weighted number of treasury shares for the years presented. Refer to note 22 for the actual number of treasury shares that are in issue.

During 2022, the lock-in period expired for the Harmony ESOP Trust (Sisonke Scheme). Settlements and share distributions were made and the shares were no longer classified as treasury shares. For the 2022 year, the impact of the shares on the basic weighted average number of shares was 3 902 418.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
12    Earnings/(loss) per share continued
Diluted earnings/(loss) per share
For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2024	2023	2022
Weighted average number of ordinary shares in issue (000)	619 437	617 597	612 455
Potential ordinary shares (000) (a) (b)	10 256	2 877	2 159
Weighted average number of ordinary shares for diluted earnings per share (000) (a)	629 693	620 474	614 614

	SA Rand
	2024	2023	2022
Total diluted earnings/(loss) per share (cents)	1 364	777	(172)

(a)    The increase in the weighted average number of diluted shares is as a result of the significant increase in the Harmony share price during the year. This impacted the base as well as the percentage applied to it to determine the bonus element. As a result, there are a larger number of dilutive shares across all active shares schemes, with the exception of the new ESOP scheme, which is anti-dilutive. This, combined with the 2023 deferred share plan implemented in September 2023, resulted in an increase in the diluted shares. The inclusion of the share options as potential ordinary shares had a dilutive effect on earnings per share in 2024 and 2023, whereas it had the opposite effect in 2022 due to the net loss attributable to shareholders.

(b)    The issue price and the exercise of share options issued to the employees include the fair value of any services to be supplied to the entity in the future under the share option or other share-based payment arrangements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
12    Earnings/(loss) per share continued
Dividends

Accounting policy
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African Rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

•The board declared an interim ordinary dividend of 147 SA cents for the year ended 30 June 2024 and R930 million was paid on 15 April 2024. The board did not declare an interim ordinary dividend for the year ended 30 June 2023. In 2022, a dividend of 40 SA cents was declared and R247 million was paid on 11 April 2022.
•For the 2023 year, a final dividend of 75 SA cents was declared by the board, amounting to R464 million which was paid on 16 October 2023. For 2022, 22 SA cents was declared and an amount of R136 million was paid on 17 October 2022.
•The board declared a final ordinary dividend of 94 SA cents for the year ended 30 June 2024 on 4 September 2024. An amount of R596 million was paid on 14 October 2024.
•Harmony declares an annual preference share dividend to the Harmony Gold Community Trust (the Trust). The board declared a preference dividend of R15 million which was paid to the Trust on 17 September 2024 (2023 and 2022: R9 million on 15 August 2023 and 11 August 2022 respectively).
•During 2024, dividend payments of R43 million were made to the non-controlling interest holders in Tswelopele Beneficiation Operation (Proprietary) Limited (TBO) (2023: R18 million) (2022: R16 million).

	SA Rand
	2024	2023	2022
Dividends declared (millions)	1 394	136	414
Dividend per share (cents)	222	22	67

13    Acquisitions and business combinations
Acquisition of Eva Copper
On 6 October 2022, Harmony announced that it had entered into an agreement to acquire the entity which owns 100% of the Eva Copper Project and a package of regional exploration tenements from Copper Mountain Mining Corporation (collectively Eva Copper). The acquisition is in line with the group's strategic objective of transitioning into a low-cost gold and copper mining company. Diversifying into copper enables Harmony to participate in the global transition to a low-carbon economy.

The last condition precedent for the acquisition was fulfilled during December 2022, resulting in an acquisition date of 16 December 2022. Based on management's assessment, the transaction met the definition of a business combination as defined by IFRS 3 Business Combinations. This is based on the feasibility study, mine development plan and organised workforce acquired constituting substantive processes which significantly contributes to the ability to generate outputs. Management also opted to not apply the optional concentration test as per IFRS 3.

The Eva Copper Project was identified as a cash generating unit (CGU).

Consideration transferred
Consideration for the transaction amounted to a cash payment of R2 996 million (US$170 million), paid during December 2022, and contingent consideration subject to the following criteria:
•A maximum of US$30 million payable via a 10% sharing of net incremental revenue above US$3.80/Ib Cu (excess payment)
•A maximum US$30 million payable on a new copper resource discovered and declared within the acquired tenements, calculated using a resource multiple of US$0.03/Ib Cu (new resource payment).
These criteria are applicable for the entire life of the operation until the maximum payments are reached.

As at 16 December 2022, the contingent consideration was valued at R169 million by using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. All other assumptions applied in the valuation are consistent with those used in the valuation of identified assets acquired and liabilities assumed (refer below). The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The remeasurement of the liability will be included in other operating expenses. Refer to note 27 for the measurement of the liability.

The amount disclosed in the cash flow statement for cash paid for the acquisition of Eva Copper is equal to the cash consideration paid of R2 996 million.

Acquisition and integration costs
The total of R214 million for acquisition-related costs for the financial year ended 30 June 2023 relates to various costs directly attributable to the acquisition process. These costs include professional services fees and Australian stamp duty costs paid.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
13    Acquisitions and business combinations continued
Acquisition of Eva Copper continued
Identifiable assets acquired and liabilities assumed

Critical accounting estimates and judgements
The fair value of the identifiable net assets acquired was determined using the expected discounted cash flows based on the feasibility study of the Eva Copper Project. Key assumptions for the level 3 fair value measurement of Eva Copper are the copper price, marketable discount rates, exchange rates and the feasibility study previously performed for the Eva Copper Project. Mineral Resources acquired which were not included in the discounted cash flows were valued using a copper resource multiple price of US$0.03/lbs. The post-tax real discount rate used was 10.7%, the long-term A$/US$ exchange rate used was A$1.40/US$1 and a real long-term copper price of US$3.50/lbs was used. The valuation was performed as at 16 December 2022.

The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 16 December 2022 was 30%. Following the finalisation of the effective tax values of assets acquired and liabilities assumed from the acquisition, a net deferred tax asset position of R224 million was determined. In line with IAS 12 Income Taxes, management assessed that at the acquisition date it is not yet probable that sufficient future taxable profits will be generated from Eva Copper against which the net deferred tax asset could be recognised. This was due to an update to the final feasibility study being outstanding at acquisition date. It was therefore opted to not recognise the net deferred tax asset position arising from the acquisition.

Fair value determination of acquired operations
For the period ended 31 December 2022 the fair value exercise, also known as the purchase price allocation, was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being 12 months permitted in terms of IFRS 3 for completion of the fair value exercise, Harmony concluded the process of determining the effective tax values for assets acquired and liabilities assumed from the business combination. This resulted in a change in the value of deferred tax and property, plant and equipment. Harmony also received new information relating to trade and other receivables that existed at acquisition date. No other key valuation assumptions were revised.

Management considers the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2023.

The final fair values for the identifiable assets acquired and liabilities assumed as at the acquisition date are as follows:

	2023
Figures in million	Provisional fair value	Measurement period adjustment	Final fair value
Non-current assets
Property, plant and equipment	3 785	(631)	3 154
Current assets
Restricted cash and investments	4	—	4
Trade and other receivables	12	(5)	7
Non-current liabilities
Deferred tax liabilities	(636)	636	—
Fair value of net identifiable assets acquired at 16 December 2022	3 165	—	3 165

Since the final fair value of net identifiable assets acquired is within a reasonable range of the fair value of the consideration transferred, no gain on bargain purchase or goodwill is recognised for the transaction.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment

	SA Rand
Figures in million	2024	2023
Mining assets	28 884	28 618
Mining assets under construction	7 502	5 051
Undeveloped properties	4 475	7 385
Other non-mining assets	487	453
Total property, plant and equipment	41 348	41 507

Mining assets

Accounting policy
Mining assets, including mine development costs and mine plant facilities, are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land, both owned and not owned by the group.

Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment
Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Scrapping of assets
Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

Stripping activities
The removal of overburden and other mine waste materials is often necessary during the initial development of an opencast mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production. The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Mining assets continued

Accounting policy continued
Stripping activities continued
Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared to expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Critical accounting estimates and judgements – Gold Mineral Reserves and Resources
Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year.

Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:
•Asset carrying values may be affected due to changes in estimated cash flows
•Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected
•Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method
•Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves
•Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Critical accounting estimates and judgements – production start date
Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•The level of capital expenditure compared to the total project cost estimates
•The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced)
•The ability to sustain the ongoing production of gold.

Critical accounting estimates and judgements – stripping activities
The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets
The recoverable amount of mining assets is generally determined utilising real discounted future cash flows (post tax). No material difference in recoverable amounts is expected should real future cash flows be discounted on a pre-tax basis. Management also considers such factors as the quality of the individual orebody, market risk, asset-specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, market discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.

The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the years under review, the group calculated the recoverable amounts (generally fair value less costs to sell) of CGUs for which indicators of impairment were identified (refer to note 5). These recoverable amounts are based on updated life-of-mine plans and the following relevant assumptions:

	2024	2023	2022
US$ gold price per ounce
– Year 1	2 258	1 932	1 861
– Year 2	2 173	1 844	1 744
– Year 3	2 049	1 725	1 664
– Long term (Year 4 onwards)	1 772	1 582	1 546
US$ silver price per ounce
– Year 1	n/a	n/a	23.85
– Year 2	n/a	n/a	22.42
– Year 3	n/a	n/a	21.46
– Long term (Year 4 onwards)	n/a	n/a	19.38
US$ copper price per pound	n/a	n/a	3.30
Exchange rate (R/US$)
– Year 1	18.39	18.28	15.55
– Year 2	17.96	17.44	15.34
– Year 3	18.36	17.13	15.26
– Long term (Year 4 onwards)	18.26	16.22	15.35
Exchange rate (PGK/US$)	n/a	n/a	3.50
Rand gold price (R/kg)
– Year 1	1 335 000	1 135 000	931 000
– Year 2	1 255 000	1 034 000	860 000
– Year 3	1 209 000	950 000	816 000
– Long term (Year 4 onwards)	1 040 000	825 000	763 000

The following are the attributable gold resource value assumptions:

	South Africa			Hidden Valley
US dollar per ounce	2024	2023	2022	2024	2023	2022
Underground resources
Measured	16.50	n/a	16.50	n/a	n/a	n/a
Indicated	9.00	n/a	9.00	n/a	n/a	n/a
Inferred	3.60	n/a	3.60	n/a	n/a	n/a
Surface resources
Measured	n/a	n/a	30.00	n/a	n/a	n/a
Indicated	n/a	n/a	17.50	n/a	n/a	9.00
Inferred	n/a	n/a	8.00	n/a	n/a	n/a

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
The recoverable amount of mining assets is determined utilising real discounted future cash flows. Certain CGUs’ recoverable amounts included resource multiple valuations in the case of undeveloped properties and certain resource bases. In 2022, the underground resource values were applied to Target North, Doornkop's Kimberly Reef and the Wafi-Golpu Project (refer to note 20). The surface resource values were applied to the Mispah Tailings resource, Vaal River and West Wits surface sources. For the 2024 financial year, the recoverable amounts of Target North and Doornkop's Kimberley reef have been determined using the resource multiple valuations. Refer to note 5 for more information regarding CGUs tested for impairment.

One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore the impairment assessment, is the expected commodity prices. Management continues to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of reserves and resources in terms of SAMREC.

For 2024, the resource multiple values remained consistent with 2022, as they were assessed to still be reasonable and appropriate for valuing the relevant undeveloped properties and resource bases. In 2023, no resource multiple values were used as the CGUs to which they are attributed to were not tested for impairment.

The discounted cash flow models for 2024 and 2023 include the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme, as part of its greater decarbonisation strategy.

The post-tax real discount rates of 10.69% and 12.15% were used to determine the recoverable amounts for the Doornkop and Target 1 CGUs, respectively. The post-tax real discount rates used in determining the recoverable amounts of CGUs tested for impairment in 2023 ranged between 11.69% and 13.15% (2022: 10.20% and 13.10%). No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. Refer to note 5 for more information regarding CGUs tested for impairment. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates may include:
•Changes to proved and probable ore reserves
•Economical recovery of resources
•The grade of the ore reserves may vary significantly from time to time
•Review of strategy
•Unforeseen operational issues at the mines
•Differences between actual commodity prices and commodity price assumptions
•Changes in the discount rate and foreign exchange rates
•Changes in capital, operating mining, processing and reclamation costs
•Mines' ability to convert resources into reserves
•Potential production stoppages for indefinite periods
•The implementation of Harmony’s renewable energy programme
•Carbon tax.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Mining assets continued

Sensitivity analysis – impairment of assets
One of the most significant assumptions that influence the life-of-mine plans and therefore impairment assessments is the expected commodity prices. Management determined a reasonably possible change of 11.9% in gold prices based on the standard deviation of market analysts' forecasted long-term gold price assumptions. A 11.9% decrease/increase in the gold price assumptions and resource values used (with all other variables held constant and not taking any actions, such as stopping capital projects, into account) would have resulted in the following post-tax impairment being recorded (including the impairments recorded in the current period) as at 30 June 2024:

	SA Rand
Figures in million	2024	2023
11.9% decrease (2023: 11.8% decrease)
Doornkop	2 623	n/a
Target 1	450	1 719
Target North	2 898	n/a
Kusasalethu	n/a	—
Kalgold	n/a	475
11.9% increase (2023: 11.8% increase)
Target North	2 688	n/a

At all other operations, the relevant increase in the gold price would have resulted in no impairments being recorded.

The movement in the mining assets is as follows:

	SA Rand
Figures in million	2024	2023
Cost
Balance at beginning of year	76 774	70 587
Fully depreciated assets no longer in use derecognised (a)	(586)	(1 419)
Additions (b)	5 426	5 930
Scrapping of assets (c)	(622)	(772)
Adjustment to rehabilitation asset (d)	(531)	(111)
Transfers and other movements (e)	749	596
Translation	(2 111)	1 963
Balance at end of year	79 099	76 774
Accumulated depreciation and impairments
Balance at beginning of year	48 156	45 267
Fully depreciated assets no longer in use derecognised (a)	(586)	(1 419)
Scrapping of assets (c)	(525)	(590)
Depreciation	4 546	3 368
Translation	(1 376)	1 530
Balance at end of year	50 215	48 156
Net carrying value	28 884	28 618

(a)Primarily relates to fully depreciated assets derecognised at the Hidden Valley, Tshepong North, Moab Khotsong and Doornkop operations.

(b)Included in additions for 2024 is an amount of R84 million (2023: R188 million) for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

(c)Refer to note 8 for the total loss on scrapping recognised. Primarily relates to the Tshepong North and Kusasalethu operations.

(d)Refer to note 24 for details on the adjustment to the rehabilitation asset.

(e)Transfer of assets mainly relates to assets under construction transferred to mining assets. During the 2024 year an amount of R761 million (2023: R539 million) was transferred to mining assets at Hidden Valley. This related to ongoing mining development costs.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Mining assets continued

Stripping activities
Included in the balance for mining assets is an amount of R216 million (2023: R184 million) relating to Kalgold and R676 million (2023: R1 330 million) relating to Hidden Valley. Depreciation of R130 million (2023: R41 million) and R823 million (2023: R514 million) was recorded for Kalgold and Hidden Valley respectively.

Mining assets under construction

Accounting policy
At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody.

At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction is as follows:

	SA Rand
Figures in million	2024	2023
Cost
Balance at beginning of year	5 721	3 802
Additions (a)	3 247	2 053
Finance costs capitalised (b)	237	123
Transfers and other movements	(770)	(539)
Translation	(263)	282
Balance at end of year	8 172	5 721
Accumulated impairments
Balance at beginning of year	670	670
Balance at end of year	670	670
Net carrying value	7 502	5 051

(a)    The additions for 2024 mainly relates to Hidden Valley of R865 million (2023: R582 million), Zaaiplaats project of R794 million (2023: R537 million), Doornkop 207/212 Level project of R251 million (2023: R304 million) and the Kareerand TSF Expansion project of R960 million (2023: R462 million).

(b)    Refer to note 10 for further detail on the capitalisation rate applied.

Wafi-Golpu development
Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project (refer to note 20). All ongoing expenses since were for holding purposes and did not result in future economic benefits. These have been included in exploration expenditure in the income statement and amounted to R37 million (2023: R48 million) for the year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Undeveloped properties

Accounting policy
Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested for impairment or reversal of previously recognised impairment when an indicator is identified. Once development commences, these properties are transferred to mining assets and accounted for in accordance with the related accounting policy.

Critical accounting estimates and judgements – exploration and evaluation assets
The recoverability of exploration and evaluation assets is assessed when indicators for impairment or reversal of previously recognised impairment has been identified. The balances assessed include undeveloped properties and assets under construction. Significant judgement is required as to whether an area of activity is to be carried forward on the balance sheet, or written off through the identification of areas of activity which have not yet reached a stage that permits a reasonable assessment of the existence of economically recoverable reserves, where there is no continuing significant activity plan in relation to the area.

Currently the assets assessed are the Wafi-Golpu Project, Target North and the Eva Copper Project. For further details regarding the permitting process and other developments of the Wafi-Golpu Project, refer to note 20.

The movement in the undeveloped properties is as follows:

	SA Rand
Figures in million	2024	2023
Cost
Balance at beginning of year	8 861	5 478
Acquisitions[1]	—	3 154
Transfers and other movements	9	—
Translation	(127)	229
Balance at end of year	8 743	8 861
Accumulated depreciation and impairments
Balance at beginning of year	1 476	1 474
Impairment[2]	2 793	—
Translation	(1)	2
Balance at end of year	4 268	1 476
Net carrying value	4 475	7 385
1    Refer to note 13 for details on the fair value of assets acquired following the Eva Copper acquisition.
2    Relates to Target North. Refer to note 6 for details.

Other non-mining assets

Accounting policy
Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:
•Vehicles at 20% per year
•Computer equipment at 33.3% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
14    Property, plant and equipment continued
Other non-mining assets continued

The movement in the non-mining assets is as follows:

	SA Rand
Figures in million	2024	2023
Cost
Balance at beginning of year	1 000	895
Fully depreciated assets no longer in use derecognised	—	(7)
Additions	117	108
Translation	(1)	4
Balance at end of year	1 116	1 000
Accumulated depreciation and impairments
Balance at beginning of year	547	479
Fully depreciated assets no longer in use derecognised	—	(7)
Depreciation	82	74
Translation	—	1
Balance at end of year	629	547
Net carrying value	487	453

Accounting policy – financial assets (applicable to notes 15, 16, 17 and 18)
Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost
•Fair value through other comprehensive income (FVTOCI) or
•Fair value through profit or loss (FVTPL).

A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Financial asset category	Description

Debt instruments at amortised cost	Financial assets at amortised cost consist of restricted cash, restricted investments, loans, trade receivables and cash and cash equivalents. Interest income from these financial assets is included in investment income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.
Debt instruments at fair value through profit or loss	Equity-linked investments which are held to meet rehabilitation liabilities are classified as FVTPL. Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within investment income in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
Equity instruments designated at fair value through OCI	The group's equity investments are designated as FVTOCI. The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment. Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024

Accounting policy – financial assets (applicable to notes 15, 16, 17 and 18) continued
Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL) approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (ie the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs. Loss allowances are deducted from the gross carrying amount of the assets.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

15    Restricted cash and investments

	SA Rand
Figures in million	2024	2023
Restricted cash	489	475
Restricted investments	6 044	5 687
Total restricted cash and investments	6 533	6 162
Current portion of restricted cash and investments	39	41
Non-current portion of restricted cash and investments	6 494	6 121

Restricted cash

	SA Rand
Figures in million	2024	2023
Non-current	450	434
Current	39	41
Total restricted cash	489	475

The restricted cash consist of funds set aside for:

	SA Rand
Figures in million	2024	2023
Environmental guarantees and rehabilitation (a)	217	183
Guarantee - Tshiamiso Trust (b)	205	225
PNG communities (c)	45	45
Other	22	22
Total restricted cash	489	475

(a)    The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources and Energy (DMRE) in South Africa for environmental and rehabilitation obligations. Refer to note 24. The funds are invested in short-term money market funds and call accounts, which require third-party approval for release.

(b)    Refer to note 25 for details on the silicosis settlement and the arrangement with the trust. The decrease is as a result of the benefit and admin contributions made, reducing the total that the guarantee is calculated on.

(c)    Relates to monies set aside for affected communities in the group’s PNG operations.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
15    Restricted cash and investments continued
Restricted investments

	SA Rand
Figures in million	2024	2023
Investments held by environmental trust funds	6 030	5 673
Investments held by the Social Trust Fund	14	14
Total restricted investments (non-current)	6 044	5 687

Environmental trust funds

Accounting policy
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked notes and investment in unit trusts are classified and measured at fair value through profit or loss, while the equity investments are classified and measured at fair value through other comprehensive income. Interest-bearing short-term investments as well as investments in government bonds are classified and measured as debt instruments at amortised cost.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in various instruments which include the following: listed equity securities, unit trusts, government bonds, interest-bearing short-term and medium-term cash investments and medium-term equity-linked notes. The equity-linked notes are issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	SA Rand
Figures in million	2024	2023
Fixed deposits	3 665	3 385
Cash equivalents	74	58
Equity-linked deposits	1 494	1 493
Government bonds	401	234
Equity investments	335	305
Collective investment scheme (unit trusts)	61	198
Total environmental trust funds	6 030	5 673

Reconciliation of the movement in the investments held by environmental trust funds:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	5 673	5 244
Interest income	329	258
Fair value gain through profit and loss	95	184
Fair value gain through other comprehensive income	18	30
Dividend received	15	13
Acquisition/(maturity) of Equity-linked deposits	(96)	229
Acquisition/(maturity) of Fixed deposits	(5)	154
Acquisition/(maturity) of Collective investment schemes (unit trusts)	(138)	141
Acquisition/(maturity) of Government bonds	145	—
Net transfer of cash equivalents	93	(524)
Withdrawal of funds for rehabilitation work performed	(99)	(56)
Balance at end of year	6 030	5 673

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
15    Restricted cash and investments
Restricted investments continued
The Social Trust Fund
The Social Trust Fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The Social Trust Fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

16    Other non-current assets

	SA Rand
Figures in million	2024	2023
Debt instruments	76	116
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	68	101
Other loans	8	15
Loss allowance (a)	(116)	(116)
Equity instruments	88	78
Rand Mutual Assurance (c)	78	69
Other investments	10	9
Inventories	180	138
Non-current portion of final gold in lock-up (d)	180	138

Total other non-current assets	344	332

(a)A loan of R116 million (2023: R116 million) owed by Pamodzi Gold Limited (Pamodzi) which was placed into liquidation during 2009, was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(b)During 2021, Harmony advanced R264 million to the ARM Broad-Based Economic Empowerment Trust (the ARM BBEE Trust), a shareholder of African Rainbow Minerals Limited (ARM), after the restructuring of the original loan advanced in 2016. The ARM BBEE Trust is controlled and consolidated by ARM, who holds 12.04% of Harmony's shares at 30 June 2024. Harmony is a trustee of the ARM BBEE Trust. The loan under the revised loan agreement is interest-free and is receivable on the maturity of the loan on 30 June 2035. The loan is unsubordinated and unsecured.

The loan does not meet the requirements for amortised cost measurement as it fails the solely payments of principal and interest test and was therefore classified as fair value through profit and loss (refer to the fair value determination section in note 37 for detail). The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (eg non-recourse asset arrangements).

During the 2024 financial year, repayments of R42 million (2023: R74 million) were received on the loan.

(c)Refer to note 37 for the fair value valuation technique used to measure.

(d)Refer to note 21 for further details on inventories.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
17    Derivative financial instruments
The group has the following derivative financial instruments:

	Hedging contracts
Figures in million (SA Rand)	Rand gold forwards (a)	US$ gold forwards (b)	Rand gold collars (a)	US$ gold collars (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total

At 30 June 2024
Derivative financial assets	282	30	155	18	3	523	1 011
Non-current	172	27	135	18	3	98	453
Current	110	3	20	—	—	425	558

Derivative financial liabilities	(1 799)	(236)	(9)	(4)	(63)	—	(2 111)
Non-current	(510)	(77)	—	(1)	(21)	—	(609)
Current	(1 289)	(159)	(9)	(3)	(42)	—	(1 502)

Net derivative financial instruments	(1 517)	(206)	146	14	(60)	523	(1 100)

Unrealised gains/(losses) included in other reserves, net of tax	(1 192)	(197)	123	14	—	—	(1 252)

Movements for the year ended 30 June 2024
Realised losses included in revenue	(1 215)	(50)	—	—	—	—	(1 265)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(1 580)	(310)	141	15	—	—	(1 734)

Gains/(losses) on derivatives	—	—	—	—	(98)	670	572
Day one gain/(loss) amortisation	(114)	(11)	5	1	—	—	(119)

Total gains/(losses) on derivatives	(114)	(11)	5	1	(98)	670	453

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 580)	(310)	141	15	—	—	(1 734)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 580	310	(141)	(15)	—	—	1 734

(a)Rand gold contracts
Harmony maintains a derivative programme for some of the South African companies by entering into commodity derivative contracts. The contracts comprise forward sale contracts and zero cost collars. Hedge accounting is applied to these contracts.

(b)US$ commodity contracts
Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts as well as US$ gold zero cost collars and silver zero cost collars which establish a minimum (floor) and maximum (cap) commodity sales price. Hedge accounting is applied to all US$ gold forward sale contracts and US$ gold zero cost collars, shown separately from the silver zero cost collars that are not hedge accounted.

(c)Foreign exchange contracts
Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which sets a floor and cap Rand/US$ exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts (FECs). Hedge accounting is not applied to these contracts.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
17    Derivative financial instruments continued

	Hedging contracts
Figures in million (SA Rand)	Rand gold forwards (a)	US$ gold forwards (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total
At 30 June 2023
Derivative financial assets	179	67	44	89	379
Non-current	135	33	16	85	269
Current	44	34	28	4	110

Derivative financial liabilities	(1 291)	(19)	—	(221)	(1 531)
Non-current	(401)	—	—	(69)	(470)
Current	(890)	(19)	—	(152)	(1 061)

Net derivative financial instruments	(1 112)	48	44	(132)	(1 152)

Unrealised gains/(losses) included in other reserves, net of tax	(808)	55	—	—	(753)
Movements for the year ended 30 June 2023
Realised gains/(losses) included in revenue	(209)	25	—	—	(184)
Unrealised losses on gold contracts recognised in other comprehensive income	(1 748)	(34)	—	—	(1 782)

Gains/(losses) on derivatives	—	—	21	(145)	(124)
Day one loss amortisation	(66)	(4)	—	—	(70)

Total gains/(losses) on derivatives	(66)	(4)	21	(145)	(194)
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 748)	(34)	—	—	(1 782)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 748	34	—	—	1 782

Movements for the year ended 30 June 2022
Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)

Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)

Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53

Hedge accounting
During April 2024, Harmony added gold zero cost collar (gold collar) hedging contracts to the gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves – refer to note 23). Refer to note 37 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward and gold zero cost collar contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of hedge ineffectiveness was experienced in the years presented.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
17    Derivative financial instruments continued
Hedge accounting continued
A new limit for gold hedging was approved by the Board in April 2024 as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. Refer to note 37 for further details.

The gains and losses from derivative contracts to which hedge accounting is not applied are included in gains/(losses) on derivatives in profit or loss.

During the current financial year the hedging policy was expanded to a 36-month period from a 24-month period at 30 June 2023. Consequently, the disclosure of open positions is now presented on a bi-annual basis compared to a quarterly basis in the prior years. HY1 represents the the period July to December and HY2 represents the period January to June. The following table shows the open position at the reporting date:

	FY25		FY26		FY27		Total
	HY1	HY2	HY1	HY2	HY1	HY2
At 30 June 2024
Foreign exchange contracts
Zero cost collars
US$m	178	146	48	18	—	—	390
Average floor – R/US$	18.48	19.30	19.21	19.57	—	—	18.93
Average cap – R/US$	20.48	21.31	21.21	21.57	—	—	20.93
Forward contracts
US$m	75	67	36	9	—	—	187
Average forward rate – R/US$	19.53	20.05	20.12	20.40	—	—	19.79
Commodity contracts
Rand gold forward contracts
000 oz – cash flow hedge	192	188	152	82	14	10	638
Average R'000/kg	1 253	1 365	1 389	1 550	1 679	1 734	1 373
US$ gold forward contracts
000 oz – cash flow hedge	20	19	18	11	5	2	75
Average US$/oz	2 151	2 155	2 249	2 496	2 634	2 695	2 273
Rand gold zero cost collar contracts
000 oz – cash flow hedge	24	22	4	26	50	44	170
Average floor – R'000/kg	1 346	1 412	1 463	1 534	1 577	1 618	1 524
Average cap – R'000/kg	1 523	1 591	1 672	1 726	1 786	1 827	1 722
US$ gold zero cost collar contracts
000 oz – cash flow hedge	2	2	6	7	7	7	31
Average floor – US$/oz	2 260	2 302	2 391	2 448	2 499	2 536	2 447
Average cap – US$/oz	2 510	2 552	2 658	2 721	2 786	2 818	2 721
Total gold contracts
000 oz – cash flow hedge	238	231	180	126	76	63	914
US$ silver contracts
000 oz	600	600	600	430	—	—	2 230
Average floor – US$/oz	25.13	26.70	28.14	29.59	—	—	27.22
Average cap – US$/oz	27.95	29.55	31.20	32.83	—	—	30.20

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
17    Derivative financial instruments continued
The following table shows the open position at the reporting date:

	FY24		FY25		Total
	HY1	HY2	HY1	HY2
At 30 June 2023
Foreign exchange contracts
Zero cost collars
US$m	156	156	154	96	562
Average floor – R/US$	17.56	17.93	18.48	19.53	18.25
Average cap – R/US$	19.48	19.90	20.49	21.55	20.23
Forward contracts
US$m	72	72	69	37	250
Average forward rate – R/US$	18.94	18.94	19.53	20.30	18.96
Commodity contracts
Rand gold forward contracts
000 oz – cash flow hedge	156	150	144	102	552
Average R'000/kg	1 087	1 146	1 207	1 341	1 181
US$ gold forward contracts
000 oz – cash flow hedge	18	18	15	4	55
Average US$/oz	1 901	2 079	2 136	2 175	2 043
Total gold contracts
000 oz – cash flow hedge	174	168	159	106	607
US$ silver contracts
000 oz	480	480	420	160	1540
Average floor – US$/oz	24.22	24.54	24.79	25.66	24.62
Average cap – US$/oz	27.00	27.36	27.79	28.66	27.50

Refer to note 37 for the details on the fair value measurements.

18    Trade and other receivables

	SA Rand
Figures in million	2024	2023
Financial assets
Trade receivables (metals)	1 239	1 179
Other trade receivables	401	460
Loss allowance	(212)	(211)
Trade receivables – net	1 428	1 428
Interest and other receivables	150	121
Employee receivables	10	12
Non-financial assets
Prepayments	355	189
Value added tax and general sales tax	625	570
Income and mining taxes	36	75
Total trade and other receivables	2 604	2 395

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
18    Trade and other receivables continued
The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 37 for details):

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	211	204
Increase in loss allowance recognised during the year	49	155
Reversal of loss allowance during the year	(48)	(148)
Balance at end of year	212	211

The movement relates to various individually immaterial debtors.

The loss allowance for trade and other receivables stratified according to the ageing profile at the reporting date is as follows:

	SA Rand
Figures in million	Gross	Loss allowance
30 June 2024
Not past due[1]	1 364	—
Past due by 1 to 30 days	33	12
Past due by 31 to 60 days	21	9
Past due by 61 to 90 days	15	7
Past due by more than 90 days	54	50
Past due by more than 361 days	153	134
Total	1 640	212
30 June 2023
Not past due[1]	1 331	—
Past due by 1 to 30 days	64	29
Past due by 31 to 60 days	22	14
Past due by 61 to 90 days	42	9
Past due by more than 90 days	42	38
Past due by more than 361 days	138	121
Total	1 639	211
1    The gross amount includes the full trade receivables (metals) balance, which has no attributable loss allowance.

There were no renegotiations of the terms of any receivables during 2024 and 2023. As at 30 June 2024 and 30 June 2023, there was no collateral pledged or held for any of the receivables.

19    Investments in associates

Critical accounting estimates and judgements
The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)    Harmony acquired a 32.40% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2024, to the best of our knowledge, the liquidation process has not been concluded. Refer to note 16(a) for details of the loan and provision for impairment of the loan.

(b)    Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

Rand Refinery has a 31 August financial year-end.

In the current year, a dividend of R27 million (2023: R71 million) was received from Rand Refinery.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
20    Investment in joint operations
The group has a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newmont Corporation owns the remaining 50% interest in these assets. The asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

State participation
Under the conditions of the Wafi-Golpu exploration tenements, the PNG government (the State) has reserved the right prior to the commencement of mining to take up an equity interest of up to 30% of any mineral discovery within the Wafi-Golpu tenements. The right is exercisable by the State once at any time prior to the commencement of mining. If the State exercises this right, the exercise price is a pro-rata share of the accumulated exploration expenditure. Once the right is exercised, the State is responsible for its proportionate share of ongoing exploration and project development costs. The State has indicated its intention to exercise its option in full, however, as at 30 June 2024, this option has not been exercised.

Permitting
Special Mining Lease
In August 2016, application was made to the Mineral Resources Authority for a Special Mining Lease (SML) under the PNG Mining Act 1992. The application was subsequently updated and amended in March 2018.

There have been considerable delays in the permitting process. These include a judicial review instituted in 2019 by the Governor and Government of Morobe Province in connection with a memorandum of agreement (MoU) entered into in December 2018 between the State of PNG and the project proponents regarding progress towards a Mining Development Contract (MDC). The State withdrew from the MoU in 2019, however, meaningful negotiations with the PNG State Negotiating Team only recommenced in the second half of 2022.
In April 2023 and the project proponents entered into a Framework Memorandum of Understanding with the State, setting out the key terms and principles to guide the negotiation and preparation of the MDC and other Project agreements.The Wafi-Golpu Project will progress to development only once all Project agreements have been executed and SML 10 and all other associated tenements and permits are granted. Permitting and other contract negotiations are ongoing.

Any potential future development of the Wafi-Golpu Project is subject to further studies, completion of the remaining statutory processes, receipt of all necessary or desirable government permissions and approvals, market and operating conditions as well as approval by the board of directors of the Wafi-Golpu Joint Venture and of both Newmont Corporation and Harmony.

Environment Permit
In July 2018, application was made to the Conservation and Environment Protection Authority for an Environment Permit under the PNG Environment Act 2000, by the submission under the Act of an Environmental Impact Statement. The Environment Permit was granted in December 2020.

During March 2021, the Governor and Government of the Morobe Province instituted a judicial review in the Lae National Court against the grant by the Minister for the Environment of the Environment Permit, pending the resolution of which review the grant of an SML was stayed. Following an appeal to the Supreme Court, the National Court stay order was itself stayed. The project proponents are not parties to this proceeding, and the present Governor, who was appointed in September 2022, has stated publicly that he intends to withdraw the proceedings instituted by his predecessor, however as at 30 June 2024 has not yet done so.

In December 2022, coastal villagers represented by the Centre for Environmental Law and Community Rights Inc (CELCOR) commenced legal proceedings also seeking judicial review of the grant of the environment permit. An application by CELCOR for the proceedings to be joined with those of the governor and Morobe Provincial Government was dismissed by the Supreme Court, but the proceedings were subsequently informally associated by order of court. CELCOR successfully appealed the informal order and the judicial review is presently proceeding independently.

Either of the proceedings, if determined against the State and the Minister for Environment, could result in the setting aside of the Environment Permit, the staying of the permitting process or the grant of the SML. Such an event could delay the development progress of the project.

Carrying amount and impairment considerations
The carrying amount of the project amounts to R2.8 billion (2023: R3.1 billion). The majority of the change year on year relates to foreign exchange translation. There was no indicator of impairment at 30 June 2024 and 2023.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
21    Inventories

Accounting policy
Inventories, which include finished inventories (includes bullion on hand), work in process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of finished inventories, work in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile's volume exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Work in process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold-in-process includes dynamic gold in lock-up, which is generally measured from the plants onwards. Final gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.

At the group’s open pit operations, gold-in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow-moving and redundant items.

Critical accounting estimates and judgements
Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory, depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA Rand
Figures in million	2024	2023
Final gold in lock-up	180	138
Work in process, ore stockpiles and finished inventories (a)	1 533	1 095
Consumables at weighted average cost (net of provision)	2 070	2 170
Total inventories	3 783	3 403
Non-current portion of final gold in lock-up included in Other non-current assets	(180)	(138)
Total current portion of inventories	3 603	3 265
Included in the balance above is:
Inventory valued at net realisable value[1]	145	138
1    The inventory at net realisable value relates to non-current gold in lock-up.

(a)The increase is mainly due to a 301kg increase in gold stock volume in South African operations, combined with a higher cost per kilogram attributable to the gold stock at Hidden Valley, together accounting for R411 million of the increase.

During the year, the provision for slow-moving and redundant stock decreased by R12 million (2023: increase of R85 million). The total provision at 30 June 2024 was R480 million (2023: R492 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
22    Share capital

Accounting policy
Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

Authorised
1 200 000 000 (2023: 1 200 000 000) ordinary shares with no par value.
6 866 103 (2023: 4 400 000) convertible preference shares with no par value.

Issued
632 634 413 (2023: 618 071 972) ordinary shares with no par value. All issued shares are fully paid.
6 866 103 (2023: 4 400 000) convertible preference shares with no par value.

Share issues
Share issues relating to employee share options
An additional 1 910 916 (2023: 1 546 270) shares were issued to settle the exercise of share options by employees relating to Harmony's management share option schemes. In the current financial year, Harmony implemented a new employee share option scheme referred to as the Katleho ya Moruo (Harmony ESOP Trust). On 4 April 2024 a total of 12 651 525 shares were issued to the Harmony ESOP Trust as part of the new scheme. These shares will be used to facilitate the non-managerial share based payment scheme. Note 34 sets out the details in respect of the share option schemes.

Convertible preference shares
On 21 February 2024, Harmony issued 2 466 103 convertible preference shares to the Harmony Gold Community Trust. The convertible preference shares carry a minimum annual preference dividend of R2 per share and are convertible into ordinary shares on a 1:1 basis after the tenth anniversary of the date on which the shares were issued. The conversion is at the election of Harmony.

Treasury shares
Included in the total of issued shares are the following treasury shares:

Number of shares	2024	2023
Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Harmony ESOP Trust[2]	12 651 525	—
Convertible preference shares
Harmony Gold Community Trust[3]	6 866 103	4 400 000
1    A wholly-owned subsidiary.
2    Trust controlled by the group.
3    The issue of the convertible preference shares did not impact the group's consolidated financial statements as the Harmony Gold Community Trust is controlled by the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
23    Other reserves

	SA Rand
Figures in million	2024	2023
Foreign exchange translation reserve (a)	3 277	4 220
Hedge reserve (b)	(1 389)	(753)
Time value reserve (b)	137	—
Share-based payments (c)	3 607	3 363
Post-retirement benefit actuarial gain/(loss) (d)	(3)	—
Equity instruments designated at fair value through other comprehensive income (e)	203	178
Acquisition of non-controlling interest in subsidiary (f)	(381)	(381)
Equity component of convertible bond (g)	277	277
Repurchase of equity interest (h)	(98)	(98)
Other	(28)	(28)
Total other reserves	5 602	6 778

(a)The foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. Refer to note 37 for details on the exchange rate movements year on year.

(b)Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves).

Harmony introduced gold collar hedging contracts during April 2024. The changes in time value relating to these gold collars has been included in the time value reserve and presented separately from the changes in intrinsic value of all Harmony’s gold hedging contracts. Refer to note 17 for further information.

The reconciliation of the hedge and time value reserves are as follows:

	SA Rand
Figures in million	Hedge reserve	Time value reserve	Total
At 30 June 2024
Balance at beginning of year	(753)	—	(753)
Remeasurement of gold hedging contracts	(636)	137	(499)
Unrealised loss on gold hedging contracts	(1 891)	157	(1 734)
Released to revenue	1 265	—	1 265
Foreign exchange translation	10	(1)	9
Deferred taxation thereon	(20)	(19)	(39)

Balance at end of year	(1 389)	137	(1 252)
Attributable to:
Rand gold hedging contracts	(1 192)	123	(1 069)
US dollar gold hedging contracts	(197)	14	(183)
At 30 June 2023
Balance at beginning of year	480	—	480
Remeasurement of gold hedging contracts	(1 233)	—	(1 233)
Unrealised gain on gold hedging contracts	(1 782)	—	(1 782)
Released to revenue	184	—	184
Foreign exchange translation	6	—	6
Deferred taxation thereon	359	—	359

Balance at end of year	(753)	—	(753)
Attributable to:
Rand gold hedging contracts	(808)	—	(808)
US dollar gold hedging contracts	55	—	55

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
23    Other reserves continued
(c)The reconciliation of the movement in the share-based payments is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	3 363	3 249
Share-based payments expensed (i)	244	114
Balance at end of year	3 607	3 363

(i)    The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. The increase relates to the costing under the new equity-settled plan known as the Katleho ya Moruo Employee Share Ownership Plan (Katleho ya Moruo ESOP) from 4 April 2024. Refer to note 34 for further details.

(d)The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement Refer to note 25.

(e)Includes R123 million (2023: R114 million) related to the cumulative fair value movement of Harmony's interest in Rand Mutual Assurance. Refer to note 16. The remainder relates to investments held by the environmental trusts.

(f)On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.

(g)On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(h)On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year was therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

Accounting policy – provisions (applicable to notes 24, 25 and 28)
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date. It is calculated using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
24    Provision for environmental rehabilitation

Accounting policy
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is assessed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

Critical accounting estimates and judgements
Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

%	2024	2023	2022
South African operations
Inflation rate
– short term (Year 1)	5.83	6.59	6.55
– short term (Year 2)	5.68	5.65	5.20
– medium term (Year 3)[1]	5.64	5.68	n/a
– long term (Year 3 onwards)[1]	n/a	n/a	5.50
– long term (Year 4 onwards)[1]	5.64	5.64	n/a
Discount rates[2]
– 12 months	9.00	9.30	5.50
– one to five years	—	9.20	8.30
– two to four years	9.20	—	—
– five to seven years	10.90	—	—
– six to nine years	—	10.60	9.90
– ten years or more	12.00	12.10	10.90
– fifteen years or more	12.60	—	—
– twenty years or more	12.70	—	—
PNG operations
Inflation rate	4.74	4.84	5.33
Discount rate	10.33	9.33	8.45
1    In 2023, management refined the approach for applying inflation rate assumptions in the calculation.
2    In 2024, the grouping of the discount rates were updated to reflect the changes in the concentration of the lives of group’s mines.

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
24    Provision for environmental rehabilitation continued
The following is a reconciliation of the total provision for environmental rehabilitation:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	5 473	5 013
Change in estimate – Balance sheet[1]	(531)	(111)
Change in estimate – Income statement	3	32
Utilisation of provision	(117)	(120)
Time value of money and inflation component of rehabilitation costs	486	483
Translation	(159)	176
Balance at end of year	5 155	5 473
1    The majority of the change in 2024 relates to the inclusion of the deepening project for Mponeng in its life of mine plan. This increased the number of years and together with higher discount rates resulted in a significant decrease in the net present value of the liability. In 2023, there were no significant changes other than an increase in discount rates.

The environmental provision for PNG amounts R1 446 million (2023: R1 478 million) and is unfunded due to regulations in the operating country.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in current monetary terms, is as follows:

SA Rand
Figures in million	2024	2023
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	8 387	7 930
Amounts invested in environmental trust funds (refer to note 15)	(6 030)	(5 673)
Total future net undiscounted obligation	2 357	2 257

The group is required to adhere to the National Environmental Act's (NEMA) financial provision requirements. They are also required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, which has now been extended with no firm date given. The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on the sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 15 and 36.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
25    Other provisions

	SA Rand
Figures in million	2024	2023
Provision for silicosis settlement (a)	255	549
Retirement benefit obligation (b)	290	264
Total other provisions	545	813
Current portion of other provisions	19	180
Non-current portion of other provisions	526	633
.
(a)Provision for silicosis settlement

Critical accounting estimates and judgements
Significant judgement is applied in estimating the cost that will be required in future to settle any claims against certain of the group’s mines. The ultimate cost may differ from current estimates.

The provision amount was based on estimates of the number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
•Silicosis prevalence rates
•Estimated settlement per claimant
•Benefit take-up rates
•Disease progression rates
•Timing of cash flows

A discount rate of 9.3% (2023: 9.5%) (2022: 6.5%) was used, based on South African government bonds with similar terms to the obligation.

There is uncertainty with regard to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold Working Group (the Working Group) – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement and the audit thereof was completed in December 2019. The Tshiamiso Trust was set up to oversee the tracking and tracing of class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. A jointly controlled Special Purpose Vehicle has been set up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed. Claims will be accepted for a twelve-year period with an effective date of December 2019.

The Working Group paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement in 2021. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. Those payments are revisited as necessary annually, based on activities and claims.

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. A portion of the provision has been transferred to current liabilities. The nominal amount for Harmony group at 30 June 2024 is R355 million.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
25    Other provisions continued
(a)Provision for silicosis settlement continued
The following is a reconciliation of the total provision for the silicosis settlement:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	549	820
Change in estimate[1]	(174)	(183)
Time value of money and inflation component	33	67
Payments[2]	(153)	(155)
Balance at end of year	255	549
Current portion of silicosis settlement provision[3]	19	180
Non-current portion of silicosis settlement provision	236	369
1    The change in estimate relates mainly to a change in the assumptions due to the availability of actual exit data and an adjustment to the take-up rate, which resulted in a decrease of the estimated obligation as at 30 June 2024.
2    These payments comprise of the administration and benefit contributions to the Tshiamiso Trust.
3 During the second half of FY24, Harmony had surplus funds available in the Tshiamiso Trust therefore no further benefit contributions have been made per instruction of the Tshiamiso Trust.

Sensitivity analysis
Management has considered the information available regarding key assumptions, as well as the uncertainties and term of the projections, and determined variances for a reasonable (possible) range to apply to the key assumptions. Information considered included medical data and evidence from the silicosis claim process. Management also considered the guidance provided by the actuarial specialists as to what could be a reasonably possible change for each item. The impact of these reasonable possible changes on the assumptions would increase or decrease the provision amount by the following amounts:

	SA Rand
Figures in million	2024	2023
Effect of an increase in the assumption:
Change in benefit take-up rate[1]	67	81
Change in silicosis prevalence[2]	67	81
Change in disease progression rates[3]	25	61
Effect of a decrease in the assumption:
Change in benefit take-up rate[1]	(67)	(81)
Change in silicosis prevalence[2]	(67)	(81)
Change in disease progression rates[3]	(25)	(61)
1Change in benefit take-up rate: the take-up rate does not significantly affect the administration fees, but a 10% change results in a proportionate change in the base compensation values.
2Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour numbers or a 10% change in the disease risk.
3Change in disease progression rates: a 10% shorter/longer disease progression period was used, which results in more advanced silicosis cases. This assumption is not applicable to the dependant or tuberculosis classes.

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. A change in the settlement claim amount would result in a change in the provision amount on a Rand for Rand basis.

The ultimate outcome of this matter remains uncertain, with the number of eligible potential claimants successfully submitting claims and receiving compensation being uncertain. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.

(b)Retirement benefit obligation

Critical accounting estimates and judgements
An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 12.2%, no increases in employer subsidies (in terms of the agreement), mortality rates according to the SA 1956/62 mortality table (SA ”a mf” tables) (retirement age of 60) and a medical inflation rate of 9.7%
(2023: discount rate of 13.5%, retirement age of 60 and 10.1% inflation rate) (2022: discount rate of 12.3%, retirement age of 60 and 9.0% inflation rate). Management determined the discount rate by assessing South African government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
25    Other provisions continued
(b)Retirement benefit obligation continued
Pension and provident funds
The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds. The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS was set at a minimum of 11.0% of gross salary and wages for the 2024 year (2023: 10.5%). The fund is a defined contribution plan. The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2023: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2024 financial year amounted to R1 226 million (2023: R1 146 million).

Post-retirement benefits other than pensions
Harmony inherited post-retirement medical benefit obligations with the Freegold acquisition in 2002, the Moab Khotsong acquisition in 2018 and the Mponeng acquisition in 2021. Except for the above mentioned employees, Harmony has no other post-retirement benefit obligation for the other group employees.

The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition, the following was also considered:
•It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership
•It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account
•It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:
•Change in bond yields: A decrease in the bond yields will increase the plan liability
•Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability
•Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The liability is based on an actuarial valuation conducted during the year ended 30 June 2024, using the projected unit credit method. Subsequent to 30 June 2024, Harmony entered into an agreement with RMA Life Assurance Company Limited (RMA) to transfer the liability in respect of the medical promise and medical aid subsidy, and the administration thereof, from Harmony to RMA. Refer to note 38 for details.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
25    Other provisions continued
(b)    Retirement benefit obligation continued
Post-retirement benefits other than pensions continued

	SA Rand
Figures in million	2024	2023
Present value of all unfunded obligations	290	264
Current employees	101	100
Retired employees	189	164

The movement in the retirement benefit obligation is as follows:
Balance at beginning of year	264	251
Contributions paid	(16)	(14)
Other expenses included in staff costs/current service cost	3	3
Finance costs	35	30
Net actuarial (gain)/loss recognised in other comprehensive income during the year	4	(6)
Balance at end of year (non-current)	290	264

The net actuarial loss for 2024 mainly due to a lower net discount rate driven by the low interest rates assumed and used (2023: the net actuarial gain mainly resulted due to the results of the higher real rate of discount assumed and used).

	SA Rand
Figures in million	2024	2023
The net liability of the defined benefit plan is as follows:
Present value of defined benefit obligation	290	264
Fair value of plan assets	—	—
Net liability of defined benefit plan	290	264

Management considered whether a reasonably possible change in any of the key assumptions would have a material impact on the obligation, service cost or finance costs. It was determined that changes would result in an immaterial increase or decrease.

26    Leases

Accounting policy
The group assesses the presence of leases in supply contracts with external parties as at the commencement date of the agreement. Having determined that a contract contains a lease asset (and respective contractual cash obligations), Harmony recognises a right-of-use asset and lease liability. The group discloses expensed amounts for contracts assessed as variable leases, low value asset leases and short-term leases. The disclosed value of these expensed leases is either determined on a straight-line basis over the duration of the lease or on a systematic basis that fairly indicates the consumption of the lease contract. All expensed lease contracts are recognised in production costs, corporate, administration and other expenditure in the income statement.

The group applies the following practical expedients when assessing lease contracts:
•The low value lease exemption – the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value and also applied its accounting policy on capitalisation of assets based on IAS 1 materiality assessment
•The short-term lease exemption – leases with a duration of less than a year will be expensed in the income statement on a straight-line basis
•Non-lease components – the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of the underlying asset where it is appropriate to do so.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such, a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
26    Leases continued

Accounting policy continued
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date
•The amount expected to be payable by the lessee under residual value guarantees
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:
•Periods covered by an option to extend the lease if management is reasonably certain to make use of that option and/or
•Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in mining assets and non-mining assets as part of the property, plant and equipment line in the balance sheet. The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

Critical accounting estimates and judgements
Key judgements applied in determining the right-of-use assets and lease liability are:
•Assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service
•Determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis
•Determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, the currency in which the lease payments are denominated, in country borrowings as well as other sources of finance

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
26    Leases continued

Critical accounting estimates and judgements continued
Key judgements applied in determining the right-of-use assets and lease liability are: continued
•Determination of whether Harmony has control over the special purpose entities (SPVs) owning the photovoltaic generation facilities of the Phase 1 renewable energy program. Harmony has entered into three 15-year agreements whereby Harmony will purchase all the electricity produced by the photovoltaic generation facilities of the Phase 1 renewable energy program at favourable rates. Harmony has no equity or voting interest in the SPVs and did not provide a direct guarantee for any of the obligations of the SPVs towards their shareholders or third-party debt funders. At the end of the PPA tenure, Harmony is obliged to take up, for a nominal amount, either the solar generation facilities or the shares of the SPVs (provided all liabilities in the SPVs are settled at that date). In the event of termination of the agreement by Harmony or in the event of force majeure due to unforeseeable circumstances that prevent one of the parties from fulfilling their obligations set out in the agreements, Harmony is required to assume the photovoltaic generation facilities and would be required to settle all third-party outstanding debt in the SPVs. In some instances Harmony may have to settle all or a portion of outstanding shareholder loans as well as incur a termination penalty. Harmony has assessed these clauses as protective in nature and the exposure to losses are deemed to be remote. Harmony was assessed to not have control over the SPVs based on the assessment that Harmony does not have substantive rights to direct the relevant activities of the SPVs. The payments made for electricity generated by the Phase 1 photovoltaic generation facilities is to be accounted for as variable lease payments once the facilities have been commissioned.

The movement in the right-of-use assets is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	553	480
Additions	270	240
Modifications	15	17
Depreciation	(248)	(259)
Terminations	(5)	(45)
Translation	(16)	120
Balance at end of year	569	553

The non-current and current portions of the lease liability are included in other non-current liabilities and trade and other payables in the balance sheet respectively.

The movement in the lease liabilities is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	526	442
Additions	249	228
Modifications	15	17
Interest expense on lease liabilities	32	28
Lease payments made	(278)	(229)
Terminations	(6)	—
Translation	(32)	40
Balance at end of year	506	526
Current portion of lease liabilities	260	216
Non-current portion of lease liabilities	246	310

The maturity of the group's undiscounted lease payments is as follows:

	SA Rand
Figures in million	2024	2023
Less than and including one year	270	235
Between one and five years	182	273
Five years and more	131	128
Total	583	636

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
26    Leases continued
The amounts included in the income statement relating to leases:

	SA Rand
Figures in million	2024	2023
Depreciation of right-of-use assets[1]	248	259
Interest expense on lease liabilities[2]	32	28
Short-term leases expensed[3]	348	154
Leases of low value assets expensed[3]	17	28
Variable lease payments expensed[3,4]	2 030	1 678
1Included in depreciation and amortisation.
2Included in finance costs.
3Included in production costs and corporate, administration and other expenditure.
4These payments relate mostly to mining and drilling contracts as well as contracts for transportation of marginal gold ore. Variable lease payments comprise 76% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open-pit mines and are determined on a per tonne or square metre basis.

The total cash outflows for leases are:

	SA Rand
Figures in million	2024	2023
Principal and interest payments made for lease liabilities	278	229
Short-term lease payments	348	154
Lease payments of low value assets leased	17	28
Variable lease payments	2 030	1 678
Total cash outflows for leases	2 673	2 089

During 2022, Harmony reached financial close on three 15-year term power purchase agreements for the procurement of electricity from 30 MW photovoltaic generation facilities. These agreements constitute variable lease contracts that Harmony is committed to. The variable lease payments from these contracts are determined with reference to the quantity of megawatt hours (MWh) generated by the facilities. The commercial operating date for the three plants was achieved during August 2023. The variable lease payments incurred as it relates to these power purchase agreements amounted to R54 million (2023: Rnil).

27    Contingent consideration

Accounting policy
Contingent consideration is initially recognised at fair value in accordance with IFRS 3. Changes in the fair value of the liability subsequent to initial recognition are included in other operating expenses.

Critical accounting estimates and judgements
The contingent consideration liability comprises of the contingent consideration included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets and Eva Copper (refer to note 13).

The Mponeng contingent consideration liability was initially valued at R544 million on 1 October 2020 using the discounted cash flow valuation method, discounted at a post-tax real rate of 10.6%. Other assumptions are the forecast Rand/US dollar exchange rate and life-of-mine plans. Subsequent to initial recognition, the assumptions applied for the valuation of the liability were updated. As at 30 June 2024, the contingent consideration was valued using a post-tax real discount rate of 10.5% (2023: 9.6%) (2022: 10.2%). Refer to note 14 for exchange rate assumptions and other estimates used in the life-of-mine plans.

During February 2024, the contingent consideration attributable to the below infrastructure ounces of gold was initially valued at R303 million as a result of the Mponeng’s life-of-mine plan extention project approval. As at 1 October 2020, and at the end of the 2021 to 2023 financial years, the contingent consideration attributable to the below infrastructure ounces of gold was valued at Rnil, as no ounces from below infrastructure sections of the orebody were included in the life-of-mine plan of Mponeng.

The Eva Copper contingent consideration was initially valued at R169 million on 16 December 2022 using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. Refer to note 13 for further details on the assumptions applied on initial recognition.

The fair value calculated for the contingent consideration liability is level 3 in the fair value hierarchy due to the use of unobservable inputs.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
27    Contingent consideration continued
The contingent consideration liability is attributable to the following business combinations:

	SA Rand
Figures in million	2024	2023
Mponeng	587	404
Eva Copper	378	185
Total contingent consideration	965	589

The movement in the contingent consideration liability is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	589	356
Acquisitions[1]	—	169
Payment of Mponeng contingent consideration liability	(108)	—
Remeasurement of contingent consideration (a)	484	64
Balance at end of year	965	589
Current portion of contingent consideration[2]	115	—
Non-current portion of contingent consideration	850	589
1    Initial recognition of the Eva Copper contingent consideration.
2    Relates to Mponeng contingent consideration for the above-infrastructure ounces being mined.

(a)    The movement in 2024 includes R291 million due to the change in the Mponeng operation’s production profile, which is based on Mponeng’s life-of-mine plan. It also includes R193 million for the changes in assumptions applied in determining the Eva Copper contingent consideration. These changes relate to a decrease in the discount rate and higher forecasted copper price and inflation rate.

28    Other non-current liabilities

	SA Rand
Figures in million	2024	2023
Sibanye Beatrix ground swap royalty[1]	25	22
Lease liability – non-current[2]	246	310
Provision for Harmony Education Benefit Fund	5	5
Total non-current liabilities	276	337
1    The increase in royalty provision is due to an increase in gold prices used in the valuation.
2    Refer to note 26 for an analysis of the lease liability.

29    Streaming arrangements

Accounting policy
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the streaming contract was initially recognised at a fair value of R1.4 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 4.

The current portion of the liability is determined with reference to the current production profile of the operation for the next 12 months.

Critical accounting estimates and judgements
The fair value of the unfavourable contract liability, which forms part of the streaming arrangement with Franco-Nevada Barbados (Franco-Nevada), was measured as the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.6% was used to discount the liability over the expected period of delivery to settle the contract.

Changes in the production plan will affect the subsequent measurement prospectively. This is the only input that is considered for subsequent measurement. Harmony's cost of debt of 7.7% was used to impute the finance cost for the significant financing component recognised on the streaming contract liability.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
29    Streaming arrangements continued
Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, which owns the Mine Waste Solutions operation (MWS), has a contract with Franco-Nevada. Franco-Nevada is entitled to receive 25% of all the gold produced through MWS. As part of the acquisition of MWS, Harmony assumed the obligations enforced by the Franco-Nevada contract.

The contract is a streaming agreement that commenced on 17 December 2008 for which Franco-Nevada paid US$125 million upfront for the right to purchase 25% of the gold production through MWS for a fixed amount of consideration until the balance of gold cap is delivered. As at 1 October 2020, the US$125 million upfront payment has been settled. The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the London Metals Exchange or US$400 per ounce, adjusted with an annual escalation adjustment.

Contract liability and gold delivered
Reconciliation of the ounces owed to Franco-Nevada:

Figures in ounces (oz)	2024	2023
Balance at beginning of year	38 888	61 157
Delivered	(29 724)	(22 269)
Balance at end of year	9 164	38 888

The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•17 December 2020 – 16 December 2021: US$437/oz
•17 December 2021 – 16 December 2022: US$442/oz
•17 December 2022 – 16 December 2023: US$446/oz
•17 December 2023 – 30 June 2024: US$451/oz.

Reconciliation of the streaming contract liability:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	390	687
Finance costs related to significant financing component	18	41
Non-cash consideration for delivery of gold ounces (included in Revenue)	(323)	(338)
Balance at end of year	85	390
Current portion of streaming contract liability	85	285
Non-current portion of streaming contract liability	—	105

Accounting policy – financial liabilities (applicable to notes 30 and 31)
Financial liabilities are initially measured at fair value when the group becomes a party to its contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, except for financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt and accrued interest less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method. Extension options of borrowings facilities are treated as loan commitments.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
30    Borrowings

Summary of facilities' terms
	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid
Existing
R2.5 billion revolving credit facility – sustainability linked	May 2022	Five years	May 2027[2]	No	Unsecured	Variable	JIBAR[3] + 2.40%	On maturity	n/a
US$400 million facility – sustainability linked	May 2022	Five years	May 2027[2]	No	Unsecured	Variable		On maturity	n/a
– US$100 million term facility							SOFR + 2.85%
– US$300 million revolving credit facility							SOFR + 2.70%
R1.5 billion facility (green term loan)[1]	May 2022	Six years, six months	November 2028	No	Unsecured	Variable	JIBAR[3] + 2.65%	Bi-annual[4]	n/a
Matured
US$24 million Westpac loan	July 2018	Four years	July 2022	Yes	Cession and pledge of vehicles and machinery	Variable	LIBOR + 3.20%	Quarterly instalments	July 2022

1    This facility can only be drawn down for qualifying projects.
2    During March 2024 a 12-month extension was granted from May 2026.
3    The interest rates of these facilities is expected to be impacted by the South African IBOR reform, where JIBAR is planned to be discontinued and replaced with the South African Rand Overnight Index Average (ZARONIA). As these facilities’ agreements makes provision for the use of replacement benchmarks for determining interest rates, the impact of the IBOR reform is expected to be immaterial.
4    Initially ten equal bi-annual instalments starting from May 2024 with the final instalment on maturity. As no drawdowns have occurred as of 30 June 2024, the first R150 million is no longer available.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
30    Borrowings continued
Debt covenants
The debt covenant tests for both the Rand and US dollar facilities are as follows:
•The group's interest cover ratio shall be more than five times (EBITDA1/ Total interest paid)
•Leverage2 shall not be more than 2.5 times.

1Earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined in the agreement excludes extraordinary items such as impairment, restructuring cost and gains/losses on disposal of fixed assets.
2Leverage is defined as total net debt to EBITDA.

Debt covenants tests were performed for the loan facilities for the 2024 and 2023 financial years and no breaches were noted. For the 2024 financial year, the group's interest cover ratio was 44.1 times (2023: 26.0 times), while the group's leverage was negative 0.2 (2023: 0.2). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

Interest-bearing borrowings

	SA Rand
Figures in million	2024	2023
Non-current borrowings
R2.5 billion facility – sustainability linked	—	—
Balance at beginning of year	—	—
Drawn down	300	700
Repayments	(300)	(700)
Amortisation of issue costs	16	7
Reclassification from prepayments (Trade receivables)	(16)	(7)

US$400 million facility – sustainability linked	1 785	5 592
Balance at beginning of year	5 592	3 180
Drawn down	—	2 919
Repayments	(3 747)	(1 345)
Amortisation of issue costs	23	19
Translation	(83)	819

Total non-current borrowings	1 785	5 592
Current borrowings
US$400 million facility – sustainability linked	9	103
Balance at beginning of year	103	—
Interest accrued	129	103
Interest paid	(224)	—
Translation	1	—
Westpac fleet loan	—	—
Balance at beginning of year	—	25
Repayments	—	(26)
Translation	—	1

Total current borrowings	9	103
Total interest-bearing borrowings	1 794	5 695

	SA Rand
Figures in million	2024	2023
The maturity of borrowings is as follows:
Current	9	103
Between one to two years	—	—
Between two to three years	1 785	5 592
Total	1 794	5 695

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
30    Borrowings continued
Interest-bearing borrowings continued

SA Rand
Figures in million	2024	2023
Undrawn committed borrowing facilities:
Expiring within one year[1]	1 350	—
Expiring after one year	7 958	5 883
Total	9 308	5 883
1    The ability to draw down from the green loan ends at the end of November 2024. However repayment of any drawn down amounts prior to this date will be in line with the original payment terms.

	2024	2023
Effective interest rates (%)
Westpac fleet loan	—	3.4
R2.5 billion RCF – sustainability linked	10.8	9.2
US$400 million – sustainability linked	8.2	6.8

31    Trade and other payables

Accounting policy
The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA Rand
Figures in million	2024	2023
Financial liabilities
Trade payables	1 138	1 205
Lease liability – current[1]	260	216
Other liabilities	566	601
Non-financial liabilities
Payroll accruals	968	888
Leave liabilities (a)	848	794
Shaft-related liabilities[2]	1 367	1 016
Other accruals	116	173
Value added tax	214	176
Income and mining tax[3]	152	169
Total trade and other payables	5 629	5 238
1Refer to note 26 for an analysis of the lease liability.
2The increase in certain cost categories contributed to the change year on year – refer to note 5.
3Refer to note 11 for further detail on the movement.

(a)    Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2024	2023
Balance at beginning of year	794	770
Benefits paid	(838)	(803)
Total expense per income statement	907	807
Translation (gain)/loss	(15)	20
Balance at end of year	848	794

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
32    Cash generated by operations

	SA Rand
Figures in million	2024	2023	2022
Reconciliation of profit/(loss) before taxation to cash generated by operations
Profit/(loss) before taxation	11 770	6 606	(1 058)
Adjustments for:
Amortisation and depreciation	4 642	3 454	3 683
Impairment of assets	2 793	—	4 433
Share-based payments	250	112	145
Net decrease in provision for post-retirement benefits	(16)	(15)	(14)
Net increase/(decrease) in provision for environmental rehabilitation	(114)	(88)	71
(Profit)/loss on sale of property, plant and equipment	13	(46)	(24)
Loss on scrapping of property, plant and equipment	97	182	7
Profit from associates	(81)	(57)	(63)
Investment income	(809)	(663)	(352)
Finance costs	796	994	718
Inventory-related adjustments	(503)	31	32
Foreign exchange translation differences	(110)	795	338
Non-cash portion of (gains)/losses on derivatives	(432)	253	252
Day one loss amortisation	(16)	(45)	(49)
Streaming contract revenue	(323)	(338)	(471)
Silicosis settlement provision – net	(327)	(338)	(86)
Contingent consideration remeasurement	484	64	(61)
Other non-cash adjustments	37	5	36
Effect of changes in operating working capital items
(Increase)/decrease in Receivables	(258)	(627)	21
Increase in Inventories	(50)	(308)	(232)
Increase in Payables	332	618	52
Cash generated by operations	18 175	10 589	7 378

Additional cash flow information
Cash and cash equivalents:
Cash and cash equivalents comprises cash on hand and demand deposits.

Non-cash adjustments:
The amounts presented in the cash flow statement exclude transactions that do not represent inflows or outflows of cash and cash equivalents.
(a)Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R329 million (2023: R258 million) (2022: R185 million).
(b)Finance costs on borrowings includes accrued interest and amortisation of commitment fees, which is treated as non-cash adjustments for the determination of interest paid in the cash flow statement.
(c)Additions to property, plant and equipment include right-of-use assets which are treated as non-cash adjustments for the determination of additions to property, plant and equipment in the cash flow statement.

Principal non-cash transactions:
Share-based payments (refer to note 34).

Undrawn facilities:
At 30 June 2024, R9 308 million (2023: R5 883 million) (2022: R7 254 million) of borrowing facilities had not been drawn and are therefore available for future operational activities and future capital commitments. Refer to note 30.

Taxation paid:
The income and mining taxes paid in the statement of cash flows represents actual cash paid less refunds received.

Acquisitions of investments/business:
The conditions precedent for the acquisition of the entity which owns 100% of the Eva Copper Project and a package of regional exploration tenements from Eva Copper were fulfilled on 16 December 2023. Refer to note 13 for details on the consideration paid.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
33    Employee benefits

Accounting policy
•Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 25 for details of the post-retirement medical benefit plan.
•Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2024	2023
Number of permanent employees as at 30 June:
South African operations[1]	33 123	33 341
International operations[2]	1 592	1 572
Total number of permanent employees	34 715	34 913

	SA Rand
Figures in million	2024	2023
Aggregate earnings
The aggregate earnings of employees including executive directors were:
Salaries and wages and other benefits (excluding share-based payments)	17 006	15 988
Retirement benefit costs	1 226	1 146
Medical aid contributions	403	382
Total aggregated earnings[3]	18 635	17 516
1The South African operations include permanent employees for Phoenix of 86 and Margaret Water Company NPC of 50 as a result of Harmony’s shareholding of 72% and 66% respectively.
2The Wafi-Golpu joint operation employees included in the total is 31 (2023: 31).
3These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

During the 2024 financial year, termination costs included in payroll costs decreased to R182 million (2023: R609 million). Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 5 for further detail).

34    Share-based payments

Accounting policy
The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:
•The equity-settled Sisonke Employee Share Ownership Plan (Sisonke ESOP) initially awarded in 2019
•The equity-settled Management Deferred Share Plan (DSP) initially awarded in 2020
•The equity-settled Katleho ya Moruo Employee Share Ownership Plan (Katleho ya Moruo ESOP). Shares were issued to the Harmony ESOP Trust on 4 April 2024. However award letters were issued to employees on 1 July 2024. Refer to critical accounting estimates and judgements below for further details.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
34    Share-based payments continued

Critical accounting estimates and judgements
On 31 January 2024, the shareholders of Harmony approved the establishment of the Katleho ya Moruo ESOP. The Harmony ESOP Trust subscribed for Harmony shares equal to 2% of the shareholding in Harmony at a value of R100.66 per share equating to a total contribution of R1 273 502 507. The Trust received funding for the subscription of the shares from Harmony and the subsidiaries in the Harmony group who will receive the promised services from the eligible employees. The shares were issued to the Trust on 4 April 2024, while the allocation notices were sent to employees on 1 July 2024.

The trust deed determines that employees will be deemed to have accepted their allocations unless they formally reject within 10 days from the date of allocation (therefore on or before 10 July 2024). For the Katleho ya Moruo ESOP scheme, the service/vesting period commenced on 4 April 2024 while the grant date is 10 July 2024. This is when eligible employees are notified individually, via letters, of their participation unit allocation and acceptance thereof following the passing of 10 business days. Harmony has to recognise employee services as they are received. Therefore, for the period of 4 April 2024 to 30 June 2024, share based payment expenses for the Katleho ya Moruo ESOP scheme were recognised in advance of the grant date and prior to the participation units being issued. The fair value of the options granted under the Katleho ya Moruo ESOP was based on an estimation of what Harmony’s share price would be on the grant date of 10 July 2024. The estimated share price used was R175.65. For determining the grant date fair value, Harmony’s share price was deemed appropriate as there were no market conditions attached to the grant. Expected dividends were not incorporated in the measurement of the fair value as the employees granted awards under the scheme are entitled to receive dividends on the underlying shares during the vesting period.

The fair value of options granted under the DSP:

Fair value
18 September 2019 - First issue	R45.89 - R56.87
18 September 2020 - Second issue	R74.90
20 September 2021 - Third issue	R45.58 - R57.93
19 September 2022 - Fourth Issue	R42.48 - R47.25
18 September 2023 - Fifth Issue	R84.88 - R105.85

The fair value of the first and second issue of options granted under the DSP was based on the Harmony spot share price at each grant date, as there were no market conditions attached to the grant. The fair value of the third, fourth and fifth issue of options granted under the DSP was determined using a Black-Scholes valuation model. The significant inputs into the model are:

DSP
18 September 2023 - Fifth issue
Risk-free interest rate[1]	7.91% - 8.35%
Expected volatility[2]	53.03% - 59.23%
Expected dividend yield[3]	0.79% - 1.88%
Spot price on grant date	R87.39 - R116.27
Vesting period (from grant date)[4]	3/5 years
1    The risk-free rate was derived from a zero-coupon curve stripped from forward rate agreements and swap inputs.
2    The volatility was estimated on the historical returns of the Harmony share price over a period matching the time to maturity of the shares.
3    The dividend yield was based on Harmony’s dividend forecasts and estimates of future share prices.
4 Refer to Vesting under Options granted under the Management Deferred Share Plan below.

Employee share-based payments
The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

Executive management is encouraged to retain shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

The total cost relating to employee share-based payments is made up as follows:

	SA Rand
Figures in million	2024	2023	2022
Sisonke ESOP	—	—	91
Katleho ya Moruo ESOP	112	—	—
Management DSP	132	114	109
Total share-based payments	244	114	200

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
34    Share-based payments continued
Employee share-based payments continued
In December 2018, the board approved the new Total Incentive Plan for management which includes deferred shares. The first allocations under the new plan occurred in October 2019, the subsequent allocations occurring in October of each year since then. Our shareholders have authorised up to 25 000 000 shares of the issued share capital to be used for this plan. As at 30 June 2024, 4 262 157 shares have been issued in terms of the Management DSP.

On 31 January 2024, our shareholders approved the issue of Harmony shares equal to 2% of the shareholding in Harmony to the Harmony ESOP Trust. This equated to 12 651 525 shares. These shares will be used to facilitate the non-managerial share-based payment scheme.

Options granted under the Management Deferred Share Plan
Harmony implemented the Total Incentive Plan, comprising a long-term DSP and a short-term annual cash payment with effect from 1 July 2019. The total incentive for each management-level employee is determined every year through a balanced scorecard calculation. The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. A portion of the total incentive is paid immediately in cash and the balance is settled by means of deferred shares.

Award	Vesting	Performance criteria
DS*
The awards will vest at a rate of 20% per annum over the following five years for executive directors and prescribed officers, and one-third per annum over the following three years for qualifying management.
The participant is still employed within the group.
*    Deferred shares.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled
•No fault	All unvested and unexercised DS will continue in force to vest on the original vesting dates in accordance with the rules of the plan.

Activity on share options

Number of DS
Activity on DS granted but not exercised	2024	2023
Balance at beginning of year	5 085 520	4 449 291
Options granted	1 993 119	2 318 254
Options exercised	(1 765 592)	(1 480 166)
Options forfeited and lapsed	(309 810)	(201 859)
Balance at end of year	5 003 237	5 085 520

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
34    Share-based payments continued
Employee share-based payments continued
Options granted under the Management Deferred Share Plan continued

	2024	2023
18 September 2019 – 3 years
Gain realised by participants on options exercised during the year (R million)	—	12
Weighted average share price at the date of exercise (SA Rand)	—	41.00
Remaining life (years)	—	—
18 September 2019 – 5 years
Gain realised by participants on options exercised during the year (R million)	3	2
Weighted average share price at the date of exercise (SA Rand)	90.60	47.41
Remaining life (years)	0.2	1.2
18 September 2020 – 3 years
Gain realised by participants on options exercised during the year (R million)	23	11
Weighted average share price at the date of exercise (SA Rand)	85.46	41.50
Remaining life (years)	—	0.2
18 September 2020 – 5 years
Gain realised by participants on options exercised during the year (R million)	4	2
Weighted average share price at the date of exercise (SA Rand)	90.60	47.41
Remaining life (years)	1.2	2.2
20 September 2021 – 3 years
Gain realised by participants on options exercised during the year (R million)	62	31
Weighted average share price at the date of exercise (SA Rand)	85.00	40.21
Remaining life (years)	0.2	1.2
20 September 2021 – 5 years
Gain realised by participants on options exercised during the year (R million)	9	4
Weighted average share price at the date of exercise (SA Rand)	90.60	47.41
Remaining life (years)	2.2	3.2
19 September 2022 – 3 years
Gain realised by participants on options exercised during the year (R million)	43	—
Weighted average share price at the date of exercise (SA Rand)	82.20	—
Remaining life (years)	1.2	—
19 September 2022 – 5 years
Gain realised by participants on options exercised during the year (R million)	7	—
Weighted average share price at the date of exercise (SA Rand)	93.32	—
Remaining life (years)	3.2	—

List of options granted but not yet exercised (listed by grant date)	Number of options	Remaining life (years)
As at 30 June 2024
Deferred shares
18 September 2019 – 5 years	99 992	0.2
18 September 2020 – 5 years	189 787	1.2
20 September 2021 – 3 years	692 409	0.2
20 September 2021 – 5 years	604 806	2.2
19 September 2022 – 3 years	1 007 583	1.2
19 September 2022 – 5 years	528 063	3.2
18 September 2023 – 3 years	1 429 778	2.2
18 September 2023 – 5 years	450 819	4.2
Total options granted but not yet exercised	5 003 237

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
34    Share-based payments continued
Employee share-based payments continued
Options granted under the Katleho ya Moruo ESOP
Following the expiration of the Sisonke Employee Share Ownership Plan in 2022, Harmony approved the establishment of the Katleho ya Moruo ESOP in January 2024. The scheme aims to continue facilitating beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:
•Facilitate economic empowerment of Harmony’s employees
•Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.

The shares were issued to the Harmony ESOP Trust (the Trust) on 4 April 2024. Each beneficiary under the scheme will be awarded 360 Participation Units (PU) from 1 July 2024, post year-end, if they qualified for the scheme upon its formation or within six months of the formation thereof. Thereafter, qualifying employees will be awarded PU on a pro-rata basis in line with the scheme rules. The PU will vest after a service period of five years commencing on 4 April 2024. The Katleho ya Moruo ESOP is equity-settled.

Award	Vesting	Performance criteria
PU*	The PU will vest after 5 years from the date on which the service period commenced.	The participant is still employed within the group.
*    Participation Unit refers to the vested rights of a beneficiary to an equal number of Harmony shares held by the Trust.

Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised PU are lapsed and cancelled
•No fault	Accelerated vesting occurs and all unvested and unexercised PU are settled in accordance with the rules of the plan.
Activity on share options
No participation units have been awarded as at 30 June 2024.

35    Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their close families, had an interest, directly or indirectly, in any transaction from 1 July 2021 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

Directors and other key management
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

The directors' remuneration is as follows:

	SA Rand
Figures in million	Executive directors	Non-executive directors
2024
Salaries	23	—
Retirement contributions	3	—
Bonuses	12	—
Exercise/settlement of share options	13	—
Directors' fees	—	13
Total	51	13
2023
Salaries	23	—
Retirement contributions	3	—
Bonuses	8	—
Exercise/settlement of share options	6	—
Directors' fees	—	14
Total	40	14

On 29 November 2022, Harmony announced the retirement by rotation of Mr Andre Wilkens, non-executive director, and
Mr Joaquim Chissano, independent non-executive director, with effect from 29 November 2022.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
35    Related parties continued
Directors and other key management continued
The following directors and prescribed officers owned shares in Harmony at year-end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

Number of shares
Name of director/prescribed officer	2024	2023
Directors
Peter Steenkamp	612 436	598 513
Boipelo Lekubo	52 918	24 753
Harry Mashego	55 053	28 975
Prescribed officers
Beyers Nel	79 706	54 195
Marian van der Walt	47 092	66 870
Johannes van Heerden	74 065	42 310
Anton Buthelezi	13 390	—
Melanie Naidoo-Vermaak[1]	n/a	7 966
1 Resigned as prescribed officer effective 31 December 2023.

Modise Motloba, Harmony’s former deputy chairman resigned effective 27 June 2022. He is a director of Tysys (Proprietary)
Limited (Tysys) which entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. Approximately R5 million was paid during the 2022 financial year relating to services rendered in that year.

There were no other changes to the directors' interest between the reporting date and the date of the approval of the financial statements other than indicated above.

Other related parties
The services rendered to joint operations relate to professional and technical services. All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 19.

	SA Rand
Figures in million	2024	2023
Sales and services rendered to related parties
Joint operations	5	4
Total	5	4

	SA Rand
Figures in million	2024	2023
Purchases and services acquired from related parties
Associates	76	69
Total	76	69

36    Commitments and contingencies
Commitments and guarantees

	SA Rand
Figures in million	2024	2023
Capital expenditure commitments
Contracts for capital expenditure	1 681	1 893
Share of joint operation's contracts for capital expenditure	21	160
Authorised by the directors but not contracted for (a)	14 442	8 525
Total capital commitments	16 144	10 578

(a)    The increase relates mainly to the additional capital included for renewable energy projects and the Zaaiplaats project, increasing approximately R1.5 billion and R1.0 billion respectively. The increase in the renewable energy projects relates to cost escalations as well as the inclusion of capital for phase 4 due to the Mponeng deepening project being authorised. Also contributing is the inclusion of approximately R2.9 billion for the Mponeng life of mine extension and deepening project.

Contractual obligations in respect of mineral tenement leases amount to R64 million (2023: R23 million). This relates to the Wafi-Golpu joint operation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
36    Commitments and contingencies continued
Commitments and guarantees continued

	SA Rand
Figures in million	2024	2023
Guarantees
Guarantees and suretyships[1]	519	500
Environmental guarantees[2]	509	500
Total guarantees	1 028	1 000
1    The guarantees and suretyships mainly relate to Eskom guarantees.
2    At 30 June 2024 R217 million (2023: R181 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 15.

Contingent liabilities

Critical accounting estimates and judgements
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

The following contingent liabilities have been identified:
(a)    On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$7 million, with the balance of US$3 million being borne equally by the joint operators.

(b)    The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. To date water treatment facilities were successfully implemented at Doornkop, Tshepong West, Kusasalethu, Harmony One Plant, Kareerand (MWS) and Target 1. These facilities are now assisting in reducing our dependency on state-supplied potable water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan in addition to updating the regional water balance, which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies undertaken to date confirm that there is no risk of decant in Welkom. As more studies are undertaken in the area from time to time, this will add to our knowledge base in the Free State area.

Should the studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, which then results in the group being required to record and account for the contingencies as liabilities, it could then have a material impact on the financial statements of the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
36    Commitments and contingencies continued
Contingent liabilities continued
(c)    Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and Energy (DMRE) and affected mining companies require the development of a regional mine closure strategy. In the beginning of 2024, the DMRE released a draft mine closure strategy for comment. The draft strategy while welcomed, is still in its infancy stages in that it does not address how regional mine closure will be achieved. The mining industry is now waiting for an updated draft strategy to be released once again for public comment.

Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. Additional studies have been commissioned at Doornkop and Kusasalethu. Studies that have been conducted indicate that there is no risk of decant from Doornkop, Kusasalethu and Mponeng, but it is recommended that confirmatory studies be completed. In addition, the decant from the Klerksdorp-Orkney-Stilfontein-Hartebeestfontein groundwater system tied with our Moab Khotsong operation has been managed through an appropriate groundwater closure plan and sufficient provision has been set aside for this. Therefore, there is no contingency arising from these operations.

Preliminary studies have also been completed to manage and mitigate the seepage from tailings facilities acquired as part of the Mponeng operations and related assets. Seepage is evident at these facilities and desktop studies have been completed to mitigate the seepage. Further feasibility studies will be conducted to refine these estimates in the future.

Should the additional studies result in different solutions than the ones initially proposed, or the regulators do not approve the proposed plans, it might result in a change in estimate to the recorded liabilities or the group recording liabilities over and above the current provisions.

(d)    The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses to the Department of Water and Sanitation (DWS). The respective Water Use License Applications have subsequently not yet been approved by DWS for our Free State operations and Doornkop. Notably, the Department issued a Water Use Licence for the expansion of the Kareerand Tailings Facility operated by Mine Waste Solutions. The Water Use Licence conditions for the respective operations without a Water Use License are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. All operations continue to operate legally and responsibly.

(e)    In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

(f)    Randfontein Estates Limited (REL), a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality (Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). REL lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R124 million and R164 million under SVR6, while Harmony is contending for total rates payable of between R17 million and R69 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation Appeal Board (Merafong VAB). Payment arrangements have been concluded between REL and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes. Harmony's appeal hearings have been extended to end in October 2024, where the outcome of the matter will be decided upon by the Merafong VAB.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management
The group's operating activities expose it to a variety of financial risks: market risk (including foreign exchange risk, commodity price risk, other price risk and interest rate risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are classified as set out below:

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2024
Financial assets
Restricted cash and investments	4 629	335	—	—	1 569	—
Other non-current assets	8	88	—	—	68	—
Non-current derivative financial instruments	—	—	352	101	—	—
– Rand gold forwards	—	—	172	—	—	—
– US$ gold forwards	—	—	27	—	—	—
– Rand gold collars[1]	—	—	135	—	—	—
– US$ gold collars[1]	—	—	18	—	—	—
– US$ silver contracts	—	—	—	3	—	—
– Foreign exchange contracts	—	—	—	98	—	—
Current derivative financial instruments	—	—	133	425	—	—
– Rand gold forwards	—	—	110	—	—	—
– US$ gold forwards	—	—	3	—	—	—
– Rand gold collars[1]	—	—	20	—	—	—
– Foreign exchange contracts	—	—	—	425	—	—
Trade and other receivables	1 588	—	—	—	—	—
Cash and cash equivalents	4 693	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	588	21	—	—
– Rand gold forwards	—	—	510	—	—	—
– US$ gold forwards	—	—	77	—	—	—
– US$ gold collars[1]	—	—	1	—	—	—
– US$ silver contracts	—	—	—	21	—	—
Current derivative financial instruments	—	—	1 460	42	—	—
– Rand gold forwards	—	—	1 289	—	—	—
– US$ gold forwards	—	—	159	—	—	—
– Rand gold collars[1]	—	—	9	—	—	—
– US$ gold collars[1]	—	—	3	—	—	—
– US$ silver contracts	—	—	—	42	—	—
Borrowings	—	—	—	—	—	1 794
Contingent consideration liability	—	—	—	—	965	—
Other non-current liabilities	—	—	—	—	—	271
Trade and other payables	—	—	—	—	—	1 964
1 Harmony introduced gold zero cost collar hedging contracts to its derivative programme during April 2024 to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to these contracts.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2023
Financial assets
Restricted cash and investments	4 152	305	—	—	1 705	—
Other non-current assets	15	78	—	—	101	—
Non-current derivative financial instruments	—	—	168	101	—	—
– Rand gold forwards	—	—	135	—	—	—
– US$ gold forwards	—	—	33	—	—	—
– US$ silver contracts	—	—	—	16	—	—
– Foreign exchange contracts	—	—	—	85	—	—
Current derivative financial instruments	—	—	78	32	—	—
– Rand gold forwards	—	—	44	—	—	—
– US$ gold forwards	—	—	34	—	—	—
– US$ silver contracts	—	—	—	28	—	—
– Foreign exchange contracts	—	—	—	4	—	—
Trade and other receivables	1 561	—	—	—	—	—
Cash and cash equivalents	2 867	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	401	69	—	—
– Rand gold forwards	—	—	401	—	—	—
– Foreign exchange contracts	—	—	—	69	—	—
Current derivative financial instruments	—	—	909	152	—	—
– Rand gold forwards	—	—	890	—	—	—
– US$ gold forwards	—	—	19	—	—	—
– Foreign exchange contracts	—	—	—	152	—	—
Borrowings	—	—	—	—	—	5 695
Contingent consideration liability	—	—	—	—	589	—
Other non-current liabilities	—	—	—	—	—	332
Trade and other payables	—	—	—	—	—	2 022

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provide written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, commodity price risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
Market risk
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised financial assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by commodity sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it. Harmony may enter into hedging transactions to reduce this risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 17 and the fair value determination for financial assets and liabilities section below for details of the contracts.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Market risk continued
Foreign exchange risk continued
The Rand strengthened during the 2024 year from a closing rate of R18.83/US$1 on 30 June 2023 to R18.19/US$1 on 30 June 2024. The strengthening of the Rand resulted in the average locked-in rates being higher than the spot exchange rate at 30 June 2024, which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 30 June 2024.

The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity (refer to note 2.2 for details on the group's functional currencies). These exposures are mainly to the US$. The strengthening of the Rand also had a positive impact on the translation of the US$ debt facilities at 30 June 2024. At 30 June 2023 these exposures impacted negatively on the translation of the US$ debt facilities. Refer to note 30 for further detail.

Translation of the international net assets was impacted by the Kina weakening from a closing rate of PGK2.38/A$1 on 30 June 2023 to PGK2.57/A$1 on 30 June 2024 and the Rand strengthening during the year to R12.14/A$ on 30 June 2024 from a closing rate of R12.56/A$ on 30 June 2023. This impacted the translation of balances from Kina to Australian dollar and Australian dollar to Rand on consolidation as well as the average rate at which income statement items were translated at. A foreign exchange translation loss of R943 million has been recognised in other comprehensive income relating to the translation of the international net assets to Rand. At 30 June 2023 the translation of international net assets was impacted by a weakening of the Rand against the Australian dollar from R11.25/A$ at 30 June 2022 to R12.56/A$ resulting in a gain of R1 123 million being recognised in other comprehensive income.

The relevant exchange rates traded in the following ranges:

Year ended
	30 June 2024	30 June 2023
R/US$ foreign exchange rate range for the year	17.54 – 19.51	16.17 – 19.81
R/A$ foreign exchange rate range for the year	11.71 – 12.72	11.19 – 12.94
A$/PGK foreign exchange rate range for the year	2.30 – 2.60	2.18 – 2.52

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities in the exchange rates that would affect profit and loss before tax:
•Rand/US$ exchange rate – 3% (2023: 5%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•A$/US$ exchange rate – 3% (2023: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks.

Only material foreign currency exposure balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on PGK/US$ exchange rates.

	SA Rand
Figures in million	2024	2023
Sensitivity analysis – borrowings
Rand against US$
Balance at 30 June	1 794	5 695
Strengthen by 3% (FY23: 5%)	54	285
Weaken by 3% (FY23: 5%)	(54)	(285)
Closing rate	18.19	18.83
Sensitivity analysis – contingent consideration liability: Mponeng
Rand against US$
Balance at 30 June	587	404
Strengthen by 3% (FY23: 5%)	18	20
Weaken by 3% (FY23: 5%)	(18)	(20)
Closing rate	18.19	18.83
Sensitivity analysis – contingent consideration liability: Eva Copper
US$ against A$
Balance at 30 June	378	185
Strengthen by 3% (FY23: 4%)	11	7
Weaken by 3% (FY23: 4%)	(11)	(8)
Closing rate	0.67	0.67

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Market risk continued
Foreign exchange risk continued

	SA Rand
Figures in million	2024	2023
Sensitivity analysis – other financial instruments
Rand against US$
Balance at 30 June	523	(132)
Strengthen by 3% (FY23: 5%)	250	495
Weaken by 3% (FY23: 5%)	(241)	(615)
Closing rate	18.19	18.83
US$ against A$
Balance at 30 June	252	408
Strengthen by 3% (FY23: 4%)	7	16
Weaken by 3% (FY23:4%)	(8)	(17)
Closing rate	0.67	0.67

Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production to create cash certainty and protect the group against lower commodity prices. A new limit for gold hedging was approved by the Board in April 2024 as 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. Prior to April 2024, the limit was 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts and gold zero cost collar contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts and Rand gold zero cost collar contracts. US$ gold forward contracts and US$ gold zero cost collar contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$ silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement. Refer to note 17 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

Gold traded within a range of US$1 820/oz and US$2 425/oz (2023: US$1 622/oz and US$2 051/oz) during the current year. For both the 2023 and 2024 year, an increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the gold forward hedging contracts that matured during the period as well as those that were outstanding as at 30 June 2023 and 30 June 2024.

The group has reviewed its exposure to commodity-linked instruments and identified a sensitivity of 8% (2023: 7%), based on the standard deviation of a one-year forecast gold price from various financial institution outlooks. The estimated sensitivity would affect other comprehensive income.

Only material commodity balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on silver commodities.

	SA Rand
Figures in million	2024	2023
Sensitivity analysis
Rand gold derivatives
Other comprehensive income
Increase by 8% (FY23: 7%)	(2 740)	(1 472)
Decrease by 8% (FY23: 7%)	2 439	1 314
US$ gold derivatives
Other comprehensive income
Increase by 8% (FY23: 7%)	(418)	(141)
Decrease by 8% (FY23: 7%)	376	137

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37        Financial risk management continued
Market risk continued
Other price risk
The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis
Certain of the restricted investments are linked to the Top 40 Index on the JSE. Management considered a sensitivity of 2% (2023: 6%) as appropriate, based on the average fluctuations within the last year’s historical data. These changes in the Top 40 index at the reporting dates, with all other variables held constant, would not have a material impact on the balances.

Interest rate risk
The group's interest rate risk arises mainly from borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk.

With inflation rates easing and economies recovering, central banks have kept interest rates unchanged during the year ended 30 June 2024. The stable interest rates coupled with a reduction in borrowings has had a positive impact on Harmony's cost of borrowings. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

Interest rate risk arising from borrowings is offset by cash and restricted cash and investments held at variable rates. As at 30 June 2024, management reasonably expects profit or loss before tax to increase/(decrease) by the following sensitivities:
•A 53 basis points (2023: 15 basis point) finance cost movement based on the average of a one-year forecast US Federal rate from various financial institution outlooks
•A 41 basis points (2023: 50 basis points) sensitivity on interest received based on an average of a one-year forecast of the South African prime interest rate from various financial institution outlooks.

The above analysis assumes that all other variables remain constant.

	SA Rand
Figures in million	2024	2023
Sensitivity analysis – borrowings (finance costs)
US$-denominated borrowings
Increase by 53 basis point (FY23: 15 basis point)	(10)	(9)
Decrease by 53 basis points (FY23: 15 basis point)	10	9
Sensitivity analysis – financial assets (interest received)
Increase by 41 basis points (FY23: 50 basis points)	38	34
Decrease by 41 basis points (FY23: 50 basis points)	(38)	(34)

Credit risk
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments that are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).

Assessment of credit risk
In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from cash and cash equivalents, restricted cash and investments, and derivative financial assets is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings and by assessing the underlying source of where the funds are invested. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.

At 30 June 2024, the national scale investment grade rating of the major South African banks remained unchanged at AA+, which is in line with the group's credit risk policy. The credit rating of the group's Australian counterparts changed from A+ at 30 June 2023 to AA- at 30 June 2024.

An assessment of the expected credit losses for the financial assets measured at amortised cost at 30 June 2024 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2023 (refer to the expected credit loss assessment below for further detail).

Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R13 566 million as at 30 June 2024 (2023: R10 780 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Credit risk continued
Assessment of credit risk continued
The group has restricted investments that are invested in various collective investment schemes totalling R75 million (2023: R212 million) and equity investments of R335 million (2023: R305 million).

Financial institutions' credit rating by exposure (source: Fitch Ratings and Global Credit Ratings)

	SA Rand
Figures in million	2024	2023
Cash and cash equivalents
AA+	3 598	2 093
AA-	1 095	—
A+	—	774
Total	4 693	2 867
Restricted cash and investments (refer to note 15)
AAA	401	234
AA+	5 722	5 411
Total	6 123	5 645
Derivative financial assets (refer to note 17)
AA+	407	117
AA	221	—
AA-	156	127
A+	227	135
Total	1 011	379

Expected credit loss assessment
The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, a portion of restricted cash and investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:

Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated between AA- and AA+ (see above). The ECL on cash and cash equivalents has been determined using the simplified approach that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The ECL was determined to be immaterial.

Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions that are rated AA+ (see above) as well as investments in government bonds rated at AAA. Impairment of investments with investment-grade ratings has been determined using the simplified approach that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that the majority of its restricted cash and investments have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. Concentration of credit risk on restricted cash and investments is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies.

Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.

Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The external credit ratings used range between A- to AA-. The ECL was determined to be immaterial.

Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 18 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 30).

The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate, closing spot US$ gold price and interest rate at year end):

	SA Rand
Figures in million	2024		2023
	Current	More than 1 year	Current	More than 1 year
Contingent consideration liability[1]
Due between 0 to five years	115	636	—	604
Due between six to 10 years	—	414	—	225
Due between 10 to 15 years	—	490	—	471
Due between 15 to 20 years	—	461	—	—
Other non-current liabilities[2]	—	25	—	22
Lease liability[3]	270	313	235	401
Trade and other payables (excluding non-financial liabilities)[2,4]	1 704	—	1 806	—
Derivative financial liabilities[4]
Due between 0 to six months	973	—	609	—
Due between six to 12 months	649	—	639	—
Due between one to two years	—	766	—	812
Borrowings[4]
Due between 0 to six months	75	—	597	—
Due between six to 12 months	74	—	215	—
Due between one to two years	—	149	—	431
Due between two to three years[5]	—	1 953	—	5 660
Total	3 860	5 207	4 101	8 626
1The increase in the settlement period is due to the inclusion of the deepening project for Mponeng in its life-of-mine plan.
2These balances exclude the lease liability as it has been disclosed separately.
3Refer to note 26 for details of the maturity periods.
4The group will utilise its cash generated from operations to settle outstanding obligations.
5Final repayment of capital amount of R1 819 million in May 2027, taking into account a 12-month extension that was granted in March 2024. This repayment is based on the final outstanding balance of US$100 million and the closing exchange rate of R18.19.

Capital risk management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

The group made repayments of R4 047 million during the year ended 30 June 2024. The consideration of R2 996 million for the acquisition of Eva Copper was the main contributor to the group's net debt for the year ended 30 June 2023. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming increased capital expenditure.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Capital risk management continued
Net cash/(debt) is as follows:

SA Rand
Figures in million	2024	2023
Cash and cash equivalents	4 693	2 867
Borrowings	(1 794)	(5 695)
Net cash/(debt)	2 899	(2 828)
There were no changes to the group's approach to capital management during the year.

Fair value determination for financial assets and liabilities
The fair value levels of hierarchy are as follows:
Level 1:    Quoted prices (unadjusted) in active markets
Level 2:    Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)
Level 3:    Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA Rand
Figures in million	At 30 June 2024			At 30 June 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value through other comprehensive income
Other non-current assets (a)	—	—	88	—	—	78
Restricted cash and investments (b)	335	—	—	305	—	—
Fair value through profit or loss
Restricted cash and investments (b)	—	1 569	—	—	1 705	—
Derivative financial assets (c)	—	1 011	—	—	379	—
Derivative financial liabilities (c)	—	(2 111)	—	—	(1 531)	—
Loan to ARM BBEE Trust (d)	—	—	68	—	—	101
Contingent consideration liability (e)	—	—	(965)	—	—	(589)

(a)The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at the reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b)The level 1 valued assets comprise listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c)The mark-to-market remeasurement of the derivative contracts (refer to note 17 for further details) was determined as follows:
•Foreign exchange contracts comprise zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve)
•Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
•US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from the spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
37    Financial risk management continued
Fair value determination for financial assets and liabilities continued
(c)Derivative contracts continued
•Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities
•US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities.

(d)At 30 June 2024, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 12.6% (2023: 12.7%). A 73 basis points (2023: 37 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the 2024 year, repayments to the value of R42 million (2023: R74 million) were received.

(e)Contingent consideration liabilities (refer to note 27) consist of the following:
•Mponeng operation
The contingent consideration liability related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 30 June 2024, the liability was valued at R587 million (2023: R404 million), using a discounted cash flow valuation method at a post-tax real rate of 10.5% (2023: 9.6%). Should the expected gold production profile increase by 9.7% or decrease by 9.7%, the contingent consideration liability would increase by R354 million (2023: R411 million at 9.8%) or decrease by R340 million (2023: R314 million at 9.8%) respectively. This represents reasonably expected changes which, for FY24, were determined based on the average variance between the planned production and the actual production achieved over a number of years. The reasonably expected change for FY23 was determined using the standard deviation of previous years' actual production. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. The remeasurement of the liability has been included in other operating income/(expenses).
•Eva Copper
The contingent consideration for Eva Copper includes contingent consideration valued at R378 millions (2023: R185 millions), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.4% (2023: 12.9%). A long-term copper price of US$4.00/lbs (2023: US$3.50/lbs) was applied in the valuation. A 10.4% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. The remeasurement of the liability has been included in other operating income/(expenses).

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings fairly approximates their carrying values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates.

38    Subsequent events
(a)During August 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces as indicated by the preliminary results constitutes an indication of impairment. The indicator is considered to be an adjusting event as it provides more reliable information of circumstances that already existed as at 30 June 2024. Therefore an impairment assessment was performed for Target North at the reporting date. Please refer to note 5 and 14 for more information relating to the impairment considerations of Target North.

(b)On 30 July 2024, the Queensland Government announced its decision to provide conditional grant funding of A$20.7 million for Eva Copper under the Mount Isa Mining Acceleration Programme. The grant is subject to a number of conditions, including that Harmony reaches a positive Final Investment Decision by January 2026. This constitutes a non-adjusting subsequent event. Management is still assessing the 2025 financial year accounting treatment and impact of the government grant.

(c)On 4 September 2024, a final dividend of 94 SA cents was declared, paid on 14 October 2024.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
38    Subsequent events continued
(d)Effective from 1 September 2024, Harmony has entered into an agreement with RMA Life Assurance Company Limited (RMA) to transfer the liability in respect of the medical promise and medical aid subsidy, and the administration thereof, from Harmony to RMA. During September 2024, Harmony transferred a once-off amount of R350 million to RMA as a single premium for the transfer of the on-balance sheet liability of R290 million. Harmony and RMA have fulfilled all the relevant clauses per the contract, and the liability was derecognised.

(e)On 1 October 2024, Dr Urishanie Govender was appointed as Chief Sustainability Officer and will be classified as a prescribed officer going forward.

(f)On 23 October 2024, Harmony fulfilled all its obligations stemming from the streaming arrangement with Franco Nevada. Refer to note 29 for further information on the Franco-Nevada streaming arrangement. Going forward, all gold revenue generated by the Mine Waste Solutions operation will be based on quoted market prices. This constitutes a non-adjusting subsequent event.

39    Segment report

Accounting policy
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). The CODM has been identified as the Group CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by an operational management team.

After applying the qualitative and quantitative thresholds from IFRS 8 Operating Segments, the reportable segments were determined as: Tshepong North, Tshepong South, Moab Khotsong, Bambanani, Joel, Doornkop, Target 1, Kusasalethu, Masimong, Mponeng, Mine Waste Solutions and Hidden Valley. All other operating segments have been grouped together under all other surface operations.

The CODM has been identified as the Group CEO's office consisting of the:
•Chief executive officer
•Financial director
•Executive director: Stakeholder relations and Corporate affairs
•Group Chief operating officer: Operations
•Group Chief operating officer: Chief Development Officer
•Chief financial officer: Treasury
•Senior executive: Chief Corporate Officer
•Senior executive: Chief Sustainability Officer
•Senior executive: Chief People Officer
•Executive: Chief Technology and Information Officer
•Executive operating officer: South Africa Operations
•Executive operating officer: Australasia Operations.

When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 40.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
39    Segment report continued

	Revenue[1] 30 June			Production cost 30 June			Production profit/(loss) 30 June			Segment assets 30 June			Capital expenditure# 30 June			Kilograms produced* 30 June			Tonnes milled* 30 June
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
	Rand million			Rand million			Rand million			Rand million			Rand million			Kg			000t
South Africa
Underground
Moab Khotsong	8 108	7 036	5 779	4 638	4 515	4 038	3 470	2 521	1 741	6 017	5 125	4 324	1 330	1 167	894	6 599	6 668	6 508	822	920	959
Mponeng	10 577	7 845	5 620	5 795	4 997	4 487	4 782	2 848	1 133	4 438	4 630	4 433	890	704	605	8 751	7 449	6 086	880	884	840
Tshepong North	3 877	3 530	3 429	2 827	2 701	2 894	1 050	829	535	2 369	2 226	2 049	559	553	1 038	3 248	3 354	3 793	726	795	988
Tshepong South	3 734	3 607	2 922	2 564	2 395	2 190	1 170	1 212	732	2 326	2 043	1 730	527	514	476	3 129	3 431	3 229	465	506	573
Doornkop	4 198	4 384	3 106	3 041	3 009	2 453	1 157	1 375	653	3 924	3 624	3 222	686	716	491	3 470	4 213	3 444	815	898	874
Joel	2 079	2 044	1 411	1 663	1 616	1 308	416	428	103	1 372	1 306	1 244	235	231	225	1 733	1 947	1 556	401	435	434
Target 1	2 262	1 308	1 648	2 352	2 009	1 812	(90)	(701)	(164)	1 951	1 745	1 517	488	428	384	1 859	1 275	1 800	462	365	455
Kusasalethu	4 638	3 621	4 139	3 670	3 343	3 086	968	278	1 053	520	634	822	226	253	210	3 842	3 460	4 567	584	567	607
Masimong	2 137	2 053	1 733	1 852	1 724	1 504	285	329	229	—	16	17	44	47	49	1 780	1 961	1 910	473	470	486
Bambanani[2]	—	18	1 286	—	16	1 163	—	2	123	—	—	—	—	—	25	—	—	1 433	—	—	176
Surface
Mine Waste Solutions	4 016	2 689	2 642	2 047	1 809	1 588	1 969	880	1 054	3 546	2 060	1 027	1 463	932	264	3 770	2 804	2 899	22 655	23 067	23 443
All other surface operations	6 463	4 945	4 868	3 694	3 371	3 551	2 769	1 574	1 317	1 268	1 234	1 066	338	316	282	5 296	4 719	5 304	19 676	19 382	20 737
Total South Africa	52 089	43 080	38 583	34 143	31 505	30 074	17 946	11 575	8 509	27 731	24 643	21 451	6 786	5 861	4 943	43 477	41 281	42 529	47 959	48 289	50 572
International
Hidden Valley	6 181	4 440	3 159	2 247	2 036	2 122	3 934	2 404	1 037	5 570	5 766	4 141	1 541	1 737	1 249	5 101	4 370	3 707	3 360	3 846	3 229
Total international	6 181	4 440	3 159	2 247	2 036	2 122	3 934	2 404	1 037	5 570	5 766	4 141	1 541	1 737	1 249	5 101	4 370	3 707	3 360	3 846	3 229
Total operations	58 270	47 520	41 742	36 390	33 541	32 196	21 880	13 979	9 546	33 301	30 409	25 592	8 327	7 598	6 192	48 578	45 651	46 236	51 319	52 135	53 801
Reconciliation of segment information to the consolidated income statement and balance sheet	3 109	1 755	903	2 533	1 325	903	576	430	—	27 159	26 831	21 216	—	—	—	—	—	—	—	—	—
	61 379	49 275	42 645	38 923	34 866	33 099	22 456	14 409	9 546	60 460	57 240	46 808	8 327	7 598	6 192	48 578	45 651	46 236	51 319	52 135	53 801
#    Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R71 million (2023: R41 million) (2022: R22 million).
*    Production statistics are unaudited.
1    Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.
2    The Bambanani operation closed during June 2022. The transactions in the prior year relate to the inventory at 30 June 2022.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
40    Reconciliation of segment information to consolidated income statement and balance sheet

	SA Rand
Figures in million	2024	2023	2022
Reconciliation of production profit to consolidated profit/(loss) before taxation
Revenue per segment report	58 270	47 520	41 742
Revenue per income statement	61 379	49 275	42 645
Other metal sales treated as by-product credits in the segment report	(2 533)	(1 325)	(903)
Toll treatment services	(576)	(430)	—
Production costs per segment report	(36 390)	(33 541)	(32 196)
Production costs per income statement	(38 923)	(34 866)	(33 099)
Other metal sales treated as by-product credits in the segment report	2 533	1 325	903

Production profit per segment report	21 880	13 979	9 546
Revenue not included in segments	576	430	—
Cost of sales items other than production costs	(8 310)	(4 669)	(8 828)
Amortisation and depreciation of mining assets	(4 546)	(3 355)	(3 622)
Amortisation and depreciation of assets other than mining assets	(96)	(99)	(61)
Rehabilitation expenditure	(3)	(32)	(136)
Care and maintenance cost of restructured shafts	(246)	(227)	(273)
Employment termination and restructuring costs	(86)	(597)	(218)
Share-based payments	(171)	(51)	(143)
Impairment of assets	(2 793)	—	(4 433)
Toll treatment costs	(420)	(323)	—
Other	51	15	58

Gross profit	14 146	9 740	718
Corporate, administration and other expenditure	(1 294)	(1 044)	(984)
Exploration expenditure	(1 047)	(506)	(214)
Gains/(losses) on derivatives	453	(194)	53
Foreign exchange translation gain/(loss)	97	(634)	(327)
Other operating expenses	(679)	(268)	(1)

Operating profit/(loss)	11 676	7 094	(755)
Acquisition-related costs	—	(214)	—
Share of profit from associate	81	57	63
Investment income	809	663	352
Finance costs	(796)	(994)	(718)

Profit/(loss) before taxation	11 770	6 606	(1 058)

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
For the year ended 30 June 2024
40    Reconciliation of segment information to consolidated income statement and balance sheet continued

	SA Rand
Figures in million	2024	2023	2022
Reconciliation of total segment assets to consolidated assets includes the following:
Non-current assets
Property, plant and equipment not allocated to a segment	8 047	11 098	7 280
Mining assets (a)	1 064	1 080	943
Undeveloped property (b)	4 475	7 384	4 004
Other non-mining assets	567	516	510
Assets under construction (c)	1 941	2 118	1 823
Intangible assets	19	33	48
Restricted cash and investments	6 494	6 121	5 555
Investments in associates	165	111	125
Deferred tax assets	140	189	203
Other non-current assets	344	332	374
Derivative financial assets	453	269	137
Current assets
Inventories	3 603	3 265	2 818
Restricted cash and investments	39	41	27
Trade and other receivables	2 604	2 395	1 682
Derivative financial assets	558	110	519
Cash and cash equivalents	4 693	2 867	2 448
Total	27 159	26 831	21 216

(a)    These balances relate to Wafi-Golpu assets and assets that provide services to several CGUs, such as Harmony One Plant.

(b)    Undeveloped properties comprise the Target North property, Eva Copper (refer to note 14) and Wafi-Golpu’s undeveloped properties. Refer to note 6 for details on the impairment of Target North.

(c)    Assets under construction consist of the Wafi-Golpu assets.